08062138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 7)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted on paper if permitted by Regulation S-T Rule 101(b)(8) ☒

INDEPENDENT NICKEL CORP.
(Name of Subject Company)

Province of Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

VICTORY NICKEL INC.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

45401R100
(CUSIP Number of Class of Securities (if applicable))

80 Richmond Street West
Suite 1802
Toronto, Ontario, M5H 2A4
Attention: Sean Stokes
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

August 19, 2008
(Date Tender Offer/Rights Offering Commenced)

80 pgs H1

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(1) Letter to shareholders of Independent Nickel Corp., dated November 19, 2008

(2) Notice of Special Meeting of Shareholders and Information Circular, dated November 19, 2008

(3) Form of Proxy

(4) Letter of Transmittal

(5) Press Release, dated November 25, 2008

Item 2. Informational Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or disseminated to U.S. holders by Victory Nickel Inc.

DOCUMENT 1

Independent Nickel Corp.
957 Cambrian Heights Drive
Suite 102
Sudbury ON P3C 5M6
(705) 521 8444
www.independentnickel.com

November 19, 2008

To the shareholders of Independent Nickel Corp.:

On behalf of the board of directors of Independent Nickel Corp. (the "Corporation"), I invite you to a special meeting of holders ("Shareholders") of the common shares in the capital of the Corporation (the "Common Shares") to be held on Tuesday, December 23, 2008 at 10:00 a.m. (Toronto time) at the offices of Macleod Dixon LLP, Toronto-Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, Toronto, Ontario.

Pursuant to an offer (the "Offer") dated August 19, 2008 as varied and extended on September 2, 2008 and as further extended September 24, 2008 and October 6, 2008, Victory Nickel Inc. ("Victory") acquired an aggregate of 50,830,249 Common Shares, representing approximately 84% of the total number of issued and outstanding Common Shares of the Corporation. The meeting is being convened at the request of Victory in order to seek Shareholder approval of an amalgamation through which, if approved, Victory would indirectly acquire all of the remaining Common Shares.

At the meeting, Shareholders will be asked to approve an amalgamation (the "Amalgamation") of the Corporation and *2190583 Ontario Inc.* ("Newco"), a *wholly-owned subsidiary* of Victory. Upon the Amalgamation, Shareholders of the Corporation (other than Newco and any dissenting Shareholders) will receive 1.1 common shares of Victory for each Common Share of the Corporation.

The attached package of information contains important, time sensitive information which you should review as soon as possible. Included in the package are the following documents:

- notice of the meeting and management information circular (the "Circular");
- form or proxy - to be completed and returned by each registered Shareholder; and
- letter of transmittal - to be completed and returned by each registered Shareholder.

A non-registered Shareholder whose Common Shares are held beneficially and are registered in the name of an intermediary (such as a broker) should contact that intermediary as soon as possible for instructions and assistance in order that the intermediary may complete the proxy and letter of transmittal on behalf of such non-registered Shareholder before the Meeting.

The consideration that ultimately will be paid for each Common Share pursuant to the Amalgamation is equal in value to and in the same form as the consideration offered under the Offer. The enclosed Circular describes the proposed Amalgamation in greater detail. In particular, the manner in which Shareholders can receive the consideration offered pursuant to the Amalgamation is outlined in the section entitled "*The Amalgamation – Procedure for Receipt of Consideration*". You may wish to consult your tax or financial advisor to assist you in considering the proposed Amalgamation.

If Shareholders approve the proposed Amalgamation at the Meeting, it is anticipated that the Amalgamation will occur on January 1, 2009 or on such other date as the board of directors of the Corporation may determine.

Yours truly,

(Signed) "*Richard Murphy*"
President and Chief Executive Officer

DOCUMENT 2

This Circular and the accompanying materials are important and require your immediate attention. If you are in doubt as to how to deal with these documents, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

NOTICE OF

SPECIAL MEETING

OF SHAREHOLDERS

AND

INFORMATION CIRCULAR

RELATING TO

THE PROPOSED AMALGAMATION OF

INDEPENDENT NICKEL CORP.

AND

2190583 ONTARIO INC.

Meeting to be held at 10:00 a.m. (Toronto time)

on December 23, 2008

at the offices of
Macleod Dixon LLP
Toronto-Dominion Centre, Canadian Pacific Tower
100 Wellington Street West, Suite 500
Toronto, Ontario

November 19, 2008

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that a special meeting (the "**Meeting**") of holders of common shares (the "**Shareholders**") of INDEPENDENT NICKEL CORP. (the "**Corporation**") will be held at the offices of Macleod Dixon LLP, Toronto-Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, Toronto, Ontario, on Tuesday, December 23, 2008 at 10:00 a.m. (Toronto time) for the following purposes:

1. to consider and, if deemed appropriate, pass, with or without amendment, a special resolution of the Shareholders of the Corporation (the "**Amalgamation Resolution**") (the text of which is set out in Appendix 1 to the accompanying information circular (the "**Circular**")) authorizing and approving the amalgamation (the "**Amalgamation**") of the Corporation and 2190583 Ontario Inc. ("**Newco**"), a wholly-owned subsidiary of Victory Nickel Inc. ("**Victory**"), substantially upon the terms and conditions set out in the amalgamation agreement entered into as of November 19, 2008 between the Corporation, Newco and Victory, a copy of which is attached as Appendix 2 to the Circular; and

2. to transact such other business as may properly be brought before the meeting or any adjournment or postponement thereof.

DATED at Sudbury, Ontario on this 19th day of November, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Richard Murphy
President and Chief Executive Officer

Shareholders of record as of the close of business on November 12, 2008 are entitled to receive notice of and to vote at the Meeting.

Registered Shareholders who are unable to attend the meeting in person are entitled to be represented by proxy and are requested to properly complete, sign, date and return the enclosed form of proxy in the envelope provided for that purpose. To be valid and effective, a proxy must be dated and signed by the Shareholder or his or her attorney authorized in writing. **The proxy, to be acted upon, must be delivered personally or by mail to the Corporation's registrar and transfer agent, Computershare Investor Services Inc., 9th floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, prior to 10:00 a.m. (Toronto time) on the day that is two business days prior to the Meeting, which will be December 19, 2008 unless the meeting is adjourned or otherwise postponed.** Non-registered Shareholders should complete and return the voting instruction form or other authorization provided to them by their securities broker or other institution in accordance with the instructions provided therein.

Pursuant to section 185 of the *Business Corporations Act* (Ontario) (the "**OBCA**"), a registered holder of Common Shares (as defined in the Circular) may dissent in respect of the Amalgamation Resolution. If the Amalgamation is completed, dissenting Shareholders who have complied with the procedures set out in the OBCA will be entitled to be paid the fair value of their Common Shares. This right is summarized in Appendix 3 to the Circular and the text of section 185 of the OBCA is set out in Appendix 4 to the Circular. Failure to adhere strictly to the requirements set out in section 185 of the OBCA may result in the loss or unavailability of any right to dissent.

Shareholders are encouraged to review the Circular accompanying this Notice which contains important information regarding the proposed Amalgamation and certain other matters.

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

Page

9

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

The solicitation of proxies and the transactions contemplated in this Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. The proxy rules under the *United States Securities Exchange Act of 1934*, as amended, are not applicable to the Corporation or this solicitation and, therefore, this solicitation is not being effected in accordance with such securities laws. This Circular has been prepared in accordance with the disclosure requirements applicable to Canada. Securityholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under U.S. securities laws and corporate laws relating to U.S. corporations. Financial statements included in this Circular, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. corporations.

Securityholders in the U.S. should be aware that the Amalgamation may have tax consequences both in the U.S. and in Canada, including whether the Amalgamation will qualify as a "reorganization" for U.S. federal income tax purposes. **Such consequences may not be fully described herein and such holders are urged to consult their independent tax advisors.** See "*The Amalgamation - Certain Canadian Federal Income Tax Considerations*" contained in the Circular.

The enforcement by securityholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Newco and the Corporation are incorporated under the laws of the Province of Ontario, Canada, that the majority of the officers and directors of Newco and the Corporation reside outside the U.S. and that some of the experts named herein may reside outside the U.S., and that all or a substantial portion of the assets of Newco and the Corporation and the other above-mentioned persons are located outside the U.S. Accordingly, securityholders may not be able to sue a foreign company or its officers or directors in a court outside the U.S. for violations of U.S. securities laws. In addition, it may be difficult to compel a foreign company and its affiliates to subject themselves to a judgment by a U.S. court.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission or any other securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offence.

FORWARD LOOKING STATEMENTS

This Circular and the information incorporated by reference in this Circular contain "forward-looking statements" and "forward-looking information" under applicable securities laws (collectively, the "**forward-looking statements**") relating, but not limited to, the Corporation's and Victory's expectations, intentions, plans and beliefs. Forward-looking statements can often be identified by forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "forecast", "likely", "may" or other similar words suggesting future outcomes, or other expectations, intentions, plans, beliefs, objectives, assumptions or statements about future events or performance. These forward-looking statements are not based on historical facts, but rather on current expectations, assumptions and projections about future events. These statements are based on certain factors and assumptions as set forth in the Circular and the information incorporated by reference in this Circular, including interest rates, foreign exchange rates, expected growth, results of operations, performance, business prospects and opportunities and effective income tax rates. While the Corporation and Victory consider their respective factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect.

Shareholders are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. In evaluating these statements, Shareholders should specifically consider various factors, including the risks outlined under the heading "*Risk Factors*" in this Circular, the risks described in the Corporation's annual information form for the year ended December 31, 2007 dated March 30, 2008, the risks described in management's discussion and analysis of the Corporation for the year ended December 31, 2007, the risks described in Victory's revised annual information form for the year ended December 31, 2007 dated August 18,

2008, and the risks described in management's discussion and analysis of Victory for the year ended December 31, 2007.

A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to: general economic and business conditions, both nationally and in the regions in which the Corporation and Victory operate; changes in business strategy or development/acquisition plans; environmental exposures; financing risk; interest rates; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Corporation and/or Victory; and other risks discussed or incorporated elsewhere in this Circular and other factors referred to in the Corporation's and Victory's filings with Canadian securities regulatory authorities such as their annual reports, annual information forms and management information circulars.

All of the forward-looking statements made in this Circular and in the information incorporated by reference in this Circular are qualified by these cautionary statements and other cautionary statements or factors contained herein and therein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or Victory. Forward-looking statements are given only as at the date hereof and the Corporation and Victory disclaim any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties are contained in the Corporation's and Victory's respective filings with securities regulators, including the Corporation's and Victory's latest annual information forms and management's discussion and analyses.

NOTICE REGARDING INFORMATION

The information contained in this Circular is given as at November 19, 2008, except where otherwise noted and except where information in documents incorporated by reference is given as of the dates noted therein.

This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and Shareholders are urged to consult their own professional advisors in connection therewith.

INFORMATION REGARDING VICTORY AND NEWCO

The information contained in this Circular concerning Victory and Newco is based solely on information provided to the Corporation by Victory and Newco or upon publicly available information. With respect to this information, the Corporation has relied exclusively upon Victory and Newco, without independent verification by the Corporation. Although the Corporation does not have any knowledge that would indicate that any such information is untrue or incomplete, neither the Corporation nor any director or officer of the Corporation assumes any responsibility for the accuracy or completeness of such information, nor for any failure of Victory or Newco to disclose events which may have occurred or which may affect the completeness or accuracy of such information but which is unknown to them. The Corporation has no knowledge of any material information concerning Victory, the Victory Shares or the Newco Shares, that has not been generally disclosed.

CURRENCY

Unless otherwise indicated, all dollar references in this Circular are to Canadian dollars.

GLOSSARY

This Glossary forms a part of the Circular. In the Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below, and grammatical variations thereof shall have the corresponding meanings:

"**affiliate**" has the meaning given to that term in the OBCA;

"**affiliated entity**" has the meaning given to that term in MI 61-101;

"**Amalco**" means, the corporation continuing under the laws of the Province of Ontario as a result of the Amalgamation, under the name Independent Nickel Corp.;

"**Amalco Shares**" means the common shares in the capital of Amalco, the terms of which are set out in Schedule A to the Amalgamation Agreement;

"**Amalgamation**" means the amalgamation of the Corporation and Newco substantially on the terms of the Amalgamation Agreement;

"**Amalgamation Agreement**" means the amalgamation agreement entered into as of November 19, 2008 among the Corporation, Newco and Victory, a copy of which is attached as Appendix 2 to this Circular, as may be amended;

"**Amalgamation Resolution**" means the special resolution of the Shareholders concerning the Amalgamation to be considered at the Meeting, substantially in the form set out in Appendix 1 to this Circular;

"**associate**" has the meaning given to that term in the OBCA;

"**Board of Directors**" or "**Board**" means the board of directors of the Corporation;

"**Business Day**" means any day other than a Saturday or Sunday or a day when banks in the City of Toronto, Ontario are not generally open for business;

"**CDS**" means Clearing and Depository Services Inc.;

"**Circular**" means this management information circular, including all appendices and schedules hereto and any and all documents incorporated by reference herein;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Consideration**" means 1.1 Victory Shares for each Common Share to be exchanged in connection with the Amalgamation, as more fully described in this Circular;

"**Corporation**" means Independent Nickel Corp., a corporation existing under the laws of the Province of Ontario;

"**Depositary**" means Computershare Investor Services Inc.;

"**Dissenting Shareholder**" means a registered Shareholder who, in connection with the Amalgamation Resolution, has exercised the right to dissent pursuant to section 185 of the OBCA, in strict compliance with the provisions thereof, and thereby becomes entitled to receive the fair value of the Common Shares held by that Shareholder, where that Shareholder has not withdrawn that Shareholder's notice of dissent or forfeited that Shareholder's right to dissent and where that Shareholder's right to dissent has not otherwise been terminated, in each case under the OBCA;

"**Dollars**" or "**$**" means the lawful currency of Canada, except where otherwise indicated;

"**Effective Date**" means the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation, which date is anticipated to be January 1, 2009;

"**fair value**", where used in relation to a Common Share held by a Dissenting Shareholder, means fair value as determined by a court under section 185 of the OBCA or as agreed to between Amalco and the Dissenting Shareholder;

"**Independent Warrants**" means the common share purchase warrants originally issued by the Corporation that are exercisable for Common Shares at an exercise price of $0.90 per Common Share, expiring May 7, 2009;

"**Letter of Transmittal**" means the letter of transmittal (in the form printed on blue paper) accompanying this Circular, to be completed by registered holders of Common Shares;

"**Lock-Up Agreements**" means the lock-up agreements entered into September 2, 2008 between Victory and the Locked-Up Shareholders, as amended from time to time;

"**Locked-Up Shareholders**" means, collectively, all of the directors and officers of the Corporation as of the date of the Support Agreement, being Ronald Arnold, Guy Mahaffy, Richard Murphy, Thomas J. Obradovich, Danniel Oosterman, Conrad K. Swanson and Wayne Whymark;

"**Management**" means the management of the Corporation;

"**Meeting**" means the special meeting of Shareholders to be held on December 23, 2008 or such later date as may be determined by the Board of Directors, and any adjournments or postponements thereof;

"**MI 61-101**" means Multilateral Instrument 61-101 - *Protection of Minority Security Holders in Special Transactions*, as amended or replaced from time to time;

"**Newco**" means 2190583 Ontario Inc., a corporation existing under the laws of the Province of Ontario and a wholly-owned subsidiary of Victory;

"**Newco Shares**" means common shares in the share capital of Newco;

"**Notice**" means the notice of the Meeting accompanying this Circular;

"**Nuinsco**" means Nuinsco Resources Limited;

"**OBCA**" means the *Business Corporations Act* (Ontario), and all regulations, rules and interpretations issued thereunder or pursuant thereto, in each case as the same may have been or may hereafter be amended or re-enacted from time to time;

"**Offer**" means the offer by Victory dated August 19, 2008 as varied and extended on September 2, 2008 and as further extended September 24, 2008 and October 6, 2008 to acquire all of the issued and outstanding Common Shares in exchange for 1.1 Victory Shares per Common Share;

"**Offer and Circular**" means the offer and circular of Victory dated August 19, 2008 as varied and extended on September 2, 2008 and as further extended on September 24, 2008 and October 6, 2008, in respect of the Offer to acquire all of the issued and outstanding Common Shares;

"**OSA**" means the *Securities Act* (Ontario), and all regulations, rules and interpretations issued thereunder or pursuant thereto, in each case as the same may have been or may hereafter be amended or re-enacted from time to time;

"**Paradigm**" means Paradigm Capital Inc., financial advisor to the Corporation;

"Paradigm Opinion" means the written opinion of Paradigm addressed to the Special Committee and dated September 2, 2008, which is attached as Schedule A to the directors' circular of the Corporation dated September 2, 2008;

"Proposed Transaction" means the proposed Amalgamation and related transactions;

"Record Date" means November 12, 2008, the record date for determining Shareholders entitled to receive notice of and to vote at the Meeting;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Share Certificates" means certificates representing Common Shares (other than certificates representing Common Shares held by Dissenting Shareholders which, following the Amalgamation, represent only the right to receive payment of fair value in accordance with section 185 of the OBCA);

"Shareholders" means the holders of Common Shares and "Shareholder" means any one of them;

"Special Committee" means the special committee of independent directors formed by the Board of Directors to consider the Offer;

"subsequent acquisition transaction" means an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving the Corporation and Victory or an affiliate of Victory, for the purpose of enabling Victory or such affiliate to acquire all Common Shares not acquired pursuant to the Offer;

"subsidiary" has the meaning given to that term in the OSA;

"Support Agreement" means the support agreement entered into on September 2, 2008 between Victory and the Corporation;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C., 1985, c. 1. (5th Suppl.), as amended;

"TSX" means the Toronto Stock Exchange;

"U.S." means the United States of America;

"Victory" means Victory Nickel Inc., a corporation existing under the laws of the Province of Ontario; and

"Victory Shares" means the common shares in the capital of Victory.

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Notice and elsewhere in this Circular. Certain terms used in this Summary are defined in the Glossary. Shareholders are encouraged to read the Notice and this Circular in their entirety.

Date, Time and Place of Meeting

The Meeting will be held on Tuesday, December 23, 2008 at 10:00 a.m. (Toronto time) at the offices of Macleod Dixon LLP, Toronto-Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, Toronto, Ontario, unless otherwise adjourned or postponed.

Record Date

The Record Date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is November 12, 2008. Only Shareholders of record as of November 12, 2008 are entitled to receive notice of, and vote at, the Meeting. A person who has acquired Common Shares after November 12, 2008 may be entitled to vote at the Meeting upon producing a properly endorsed Share Certificate evidencing such Common Shares, or otherwise establishing proper share ownership in respect of such Common Shares, and requesting not later than 10 days before the Meeting that the person's name be included in the list of Shareholders.

Purpose of the Meeting

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, pass, with or without amendment, the Amalgamation Resolution, being a special resolution of the holders of Common Shares to approve the Amalgamation. The full text of the Amalgamation Resolution is attached as Appendix 1 to this Circular.

Terms of the Amalgamation and Details of the Amalgamation Agreement

Terms of the Amalgamation

If the Amalgamation Resolution is approved and the conditions set out in the Amalgamation Agreement are satisfied, on the Effective Date, the Corporation and Newco will amalgamate and continue as one corporation under the name Independent Nickel Corp. As a result of the Amalgamation, the property of each of the Corporation and Newco (other than Common Shares owned by Newco) will become the property of Amalco and Amalco will continue to be liable for the obligations of each of the Corporation and Newco. Amalco will continue to carry on the business and operations of the Corporation as a wholly-owned subsidiary of Victory.

Effective on the Amalgamation, each Shareholder (other than Dissenting Shareholders and Newco) will receive 1.1 Victory Shares for each Common Share held. No fractional Victory Shares will be issued pursuant to the Amalgamation. Where the aggregate number of Victory Shares to be issued to a Shareholder as consideration under the Amalgamation would result in a fraction of a Victory Share being issuable, the number of Victory Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

Following the Amalgamation, each Common Share held by Newco will be cancelled without any repayment of capital in respect thereof and each issued and outstanding Newco Share will be converted into one Amalco Share. Victory will be the only holder of Amalco Shares following the Amalgamation.

Following the Amalgamation, Victory intends to delist the Common Shares from the TSX and cause Amalco to cease to be a reporting issuer under applicable securities laws.

See the section of this Circular entitled "*The Amalgamation*".

Dissenting Shareholders who have strictly complied with the provisions of section 185 of the OBCA will be entitled to be paid the fair value of their Common Shares in accordance with the OBCA. See the section of this Circular entitled "*The Amalgamation - Right to Dissent*".

Procedure for Receipt of Consideration

For Shareholders to receive the Consideration, they must properly complete and sign the enclosed Letter of Transmittal (printed on blue paper) and return it, together with such Shareholder's Share Certificate(s) and any other required documents, to the Depositary in accordance with the procedure specified in the Letter of Transmittal.

As soon as possible following the Effective Date, Amalco will send or cause to be sent to each Shareholder (other than Dissenting Shareholders and Newco) who has submitted a properly completed and signed Letter of Transmittal (together with such Shareholder's Share Certificate(s) and any other required documents) in accordance with the instructions set out therein, a share certificate representing the Victory Shares issued to that Shareholder, unless the Shareholder has given the Corporation prior notice that the Shareholder wishes to pick up the Consideration that the Shareholder is entitled to receive, in which case the share certificate will be made available at the offices of the Depositary for pick-up.

See the section of this Circular entitled "*The Amalgamation - Procedure for Receipt of Consideration*".

Background and Reasons for the Amalgamation

On or about May 9, 2007, executive officers of the Corporation and Victory engaged in preliminary discussions regarding a possible merger or similar transaction. On May 15, 2007, Victory terminated merger discussions.

On August 19, 2008, Victory published advertisements in The Globe and Mail and in La Presse, thereby commencing a take-over bid of the Common Shares. The consideration offered at that time was one Victory Share for each one Common Share.

On August 19, 2008, the Corporation issued a press release advising Shareholders to take no action in response to the Offer until the Board of Directors provided a formal response. The Corporation advised that the Board of Directors would be forming a special committee of independent directors to consider the adequacy of the Offer and the full range of alternatives to maximize value for Shareholders and to make recommendations to the Board of Directors.

On August 21, 2008, the Special Committee formally retained Paradigm as its financial advisor in connection with the Offer to assist the Special Committee in evaluating the Offer, including the preparation and delivery to the Special Committee of an opinion as to the fairness of the Offer, from a financial point of view, to Shareholders.

On August 29, 2008, the Corporation and Victory began discussions to explore whether a consensual transaction between the two companies could be reached, including an increase in the consideration offered.

Following negotiations between Victory and the Corporation, Victory amended its Offer on September 2, 2008 by, among other things, increasing the consideration payable for each Common Share taken-up under the Offer to 1.1 Victory Shares for each 1 Common Share. Victory also extended the time during which the Offer would be open for acceptance to 6:00 p.m. on September 24, 2008.

In response to the revised Offer, on September 2, 2008, Paradigm provided the Paradigm Opinion to the Special Committee to the effect that, as of that date and subject to the assumptions, limitations, and qualifications set out therein, the Offer is fair, from a financial point of view, to Shareholders.

Concurrently with the amendment to the Offer, the board of directors of Victory and the Special Committee and Board of Directors approved the terms upon which Victory would enter into the Support Agreement with the Corporation and into Lock-Up Agreements with each of the directors and officers of the Corporation.

As a result of the Paradigm Opinion and the revised terms of the Offer, the Board of Directors issued its director's circular on September 3, 2008 recommending that Shareholders accept the Offer. A copy of the Paradigm Opinion was included as Schedule A to the directors' circular. A press release regarding the increase in the consideration of the Offer, the Support Agreement and the recommendation by the Board to accept the Offer was also issued on September 3, 2008.

On September 24, 2008, Victory further extended the Offer to 6:00 p.m. on October 6, 2008.

On October 6, 2008, Victory announced that it had waived the minimum tender condition of the Offer and taken-up the 46,741,434 Common Shares tendered to the Offer, representing approximately 77% of the issued and outstanding Common Shares. Victory concurrently extended the Offer to 6:00 p.m. on October 17, 2008, to allow any Shareholders who had not yet tendered their Common Shares sufficient time to do so.

In furtherance of the Support Agreement, on October 9, 2008, two members of the Victory board of directors resigned and were replaced by two individuals who are also directors of the Corporation. Concurrently, five members of the Corporation's Board of Directors resigned and were replaced by four nominees of Victory.

On October 17, 2008, Victory took-up and paid for an additional 4,088,815 Common Shares, being all of the Common Shares tendered and not previously acquired pursuant to the Offer. Victory elected not to further extend its Offer and, as a result, the Offer expired on October 17, 2008. Both Victory and the Corporation, in their respective press releases, announced Victory's intention to take the appropriate steps to proceed with a meeting of Shareholders to approve a subsequent acquisition transaction.

As a result of the Offer, Victory acquired ownership and control over an aggregate of 50,830,249 Common Shares, representing approximately 84% of the 60,613,738 issued and outstanding Common Shares.

On November 19, 2008 Victory transferred to Newco all of the Common Shares it had acquired pursuant to the Offer, being 50,830,249 Common Shares, in exchange for 50,830,429 Newco Shares, with the result that Newco now owns approximately 84% of the issued and outstanding Common Shares.

The Meeting is being convened at the request of Victory in order to seek Shareholder approval of the Amalgamation through which, if approved, Victory would acquire all of the remaining Common Shares.

See the section of this Circular entitled "*The Amalgamation - Background to the Proposed Transaction*".

Board of Directors Approval

The Board of Directors has reviewed and approved the Proposed Transaction and authorized the execution by the Corporation of the Amalgamation Agreement as well as the mailing of the Notice and this Circular to Shareholders.

The Board of Directors received advice with respect to its legal responsibilities in connection with the Offer from legal counsel and appointed the Special Committee to establish and supervise the process to be carried out by the Corporation and its professional advisors in dealing with the Offer, to make a recommendation to the Board of Directors, to seek out and consider such alternative transactions as the Special Committee deemed advisable to maximize Shareholder value and to ensure such process was fair and equitable.

The Special Committee retained Paradigm as its financial advisor to assist in evaluating the Offer and to advise on options and alternatives to the Offer that might have been available and that would maximize Shareholder value and be in the best interests of the Corporation and the Shareholders.

At a meeting of the Special Committee held on September 2, 2008, Paradigm provided the Paradigm Opinion to the Special Committee to the effect that, as of that date and subject to the assumptions, limitations and qualifications set therein, the consideration offered to Shareholders pursuant to the Offer was fair, from a financial point of view, to Shareholders.

The Board of Directors determined that the consideration per Common Share offered pursuant to the Offer is fair to the Shareholders, and that the Offer is in the best interests of the Corporation and is fair to Shareholders, and voted to approve the Support Agreement and to recommend that Shareholders accept the Offer. The vote was unanimously passed by all members of the Board of Directors.

The Consideration that Shareholders are entitled to receive under the Proposed Transaction is equal in value to the consideration per Common Share paid to Shareholders who deposited their Common Shares under the Offer.

See the section of this Circular entitled "*The Amalgamation - Board of Directors Approval*".

Shareholder Approval

For the Amalgamation to be approved by the Shareholders in accordance with applicable law, the Amalgamation Resolution must be passed by at least 66 2/3% of the votes cast by holders of Common Shares present or represented by proxy at the Meeting and entitled to vote on the Amalgamation Resolution. The text of the Amalgamation Resolution is set forth as Appendix 1 to this Circular.

Newco, which holds 50,830,249 Common Shares, representing approximately 84% of the Common Shares, has advised the Corporation that it intends to vote all of the Common Shares owned by it in favour of the Amalgamation Resolution. **The votes attached to the Common Shares held by Newco are sufficient to adopt the Amalgamation Resolution. Newco is therefore in a position to have the Amalgamation approved.** See the section of this Circular entitled "*The Amalgamation - Shareholder Approval*".

The Proposed Transaction constitutes a "business combination" for the Corporation within the meaning of MI 61-101. Pursuant to MI 61-101, the Corporation must obtain minority shareholder approval for the Amalgamation Resolution unless an exemption from the minority approval requirement can be relied upon. An exemption from the minority approval requirement is available and will be relied upon. See the section of this Circular entitled "*The Amalgamation - Legal Aspects*".

Right of Dissent

Registered Shareholders have the right to dissent in respect of the Amalgamation Resolution and to be paid the fair value of the Common Shares held upon strict compliance with the provisions of applicable law. Failure by a Dissenting Shareholder to adhere strictly to the requirements of section 185 of the OBCA may result in the loss or unavailability of rights under the OBCA. For further details see the section of this Circular entitled "*The Amalgamation—Right to Dissent*".

Certain Canadian Federal Income Tax Considerations

A Shareholder (other than a Dissenting Shareholder) who receives Victory Shares upon the Amalgamation will not realize a capital gain (or a capital loss) in respect of the disposition of the Shareholder's Common Shares on the Amalgamation. In such circumstances, the aggregate adjusted cost base of the Victory Shares received by the Shareholder upon the Amalgamation will be equal to the aggregate adjusted cost base of the Common Shares held by the Shareholder immediately prior to the Amalgamation. The cost of Victory Shares received on the Amalgamation must be averaged with the cost of all other Victory Shares held as capital property by the Shareholder immediately prior to the Amalgamation for the purposes of determining the Shareholder's adjusted cost base in each of their Victory Shares.

The foregoing summary is of general nature only and is qualified in its entirety by the summary of the principal Canadian federal income tax considerations contained in this Circular. See the section of this Circular entitled "*The Amalgamation - Certain Canadian Federal Income Tax Considerations*". All Shareholders should consult their own tax advisors for advice with respect to their own particular circumstances.

Information Concerning Victory and Newco

Victory is principally engaged in the exploration, development and acquisition of nickel bearing properties in Canada. Victory's strategy is to increase shareholder value through increases in resources, reserves, production, net asset value and long-term cash flow and earnings per share. Victory's strategy also consists of investing in quality exploration and development projects and acquiring potentially accretive companies, properties and projects.

Victory was incorporated on December 20, 2006 for the purpose of being involved in an arrangement with Nuinsco and 2122721 Ontario Limited, which arrangement was effected February 1, 2007 and resulted in Victory acquiring the Minago, Mel and Lac Rocher projects. Victory is governed by the OBCA and its registered and principal offices are located at the Victory Building, Suite 1802, 80 Richmond Street West, Toronto, Ontario M5H 2A4. The Victory Shares trade on the TSX under the symbol "NI".

Victory is a reporting issuer or the equivalent in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec and files its continuous disclosure documents with the relevant securities regulatory authorities in those provinces. Such documents are available at www.sedar.com.

Victory owns three advanced sulphide nickel projects: the Mel and Minago projects located in Manitoba and the Lac Rocher project in Québec. Victory is advancing a feasibility study, expected to be completed by the second quarter of 2009 on the Minago project. The required permitting, completion of access road improvements and further geological work at Lac Rocher will be completed in order to commence mining when metal prices reach economic levels under the recently announced results of the preliminary economic assessment. The near-term production potential of the Mel project is also being evaluated.

Newco was incorporated on November 18, 2008 for the purpose of acquiring and holding the Common Shares acquired by Victory under the Offer and completing the Proposed Transaction so as to enable Victory to indirectly acquire the remaining Common Shares not tendered under the Offer. Newco has not carried on any material business prior to the date hereof other than in connection with matters directly related to the Proposed Transaction. Newco's only assets consist of the Common Shares acquired by Victory under the Offer.

SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation by or on behalf of Management of the Corporation of proxies for use at the Meeting of Shareholders to be held at the offices of Macleod Dixon LLP, Toronto-Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, Toronto, Ontario on Tuesday, December 23, 2008 at 10:00 a.m. (Toronto time), for the purposes set out in the Notice of the Meeting accompanying this Circular.

The cost of solicitation by Management will be borne by the Corporation. In addition to the solicitation of proxies by mail, directors, officers and regular employees of the Corporation may, without additional compensation, solicit such proxies on behalf of Management personally, by telephone, e-mail, internet, facsimile, telegram or other means of communication. Upon request, the Corporation will reimburse investment dealers, banks, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of the Common Shares.

The information provided herein is given as of November 19, 2008 unless otherwise specified. Certain terms used in this Circular, where not otherwise defined herein, are defined in the Glossary.

APPOINTMENT OF PROXYHOLDERS, VOTING OF PROXIES AND REVOCATION OF PROXIES

Appointment of Proxyholders

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. **However, each Shareholder has the right to appoint a person (who need not be a Shareholder), other than those named in the enclosed form of proxy, to represent, attend and act on behalf of the Shareholder at the Meeting. That right may be exercised by striking out the names of the Management nominees in the enclosed form of proxy and inserting the name of such person in the blank space provided for that purpose in the enclosed form of proxy.**

In order to appoint a proxyholder to represent, attend and act on behalf of a Shareholder at the Meeting, Shareholders must properly complete and sign the enclosed form of proxy and deliver it personally or by mail to the Corporation's registrar and transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, prior to 10:00 a.m. (Toronto time) on the day that is two business days prior to the Meeting, which will be December 19, 2008 unless the meeting is adjourned or otherwise postponed. If the Shareholder is a corporation, an officer's signature on the form of proxy must be duly authorized in writing.

Exercise of Vote by Proxy

Each Common Share entitles the registered holder thereof to one vote at the Meeting and such vote may be given in person or by proxy. Common Shares may be voted for or against the Amalgamation Resolution, or the Shareholder may abstain from voting.

Common Shares represented by properly completed and signed proxies appointing Management nominees will be voted in accordance with the instructions of the Shareholder as specified in the form of proxy. In the event that no specifications as to voting have been made by a Shareholder to vote for or against the Amalgamation Resolution and related matters, the Common Shares represented by proxies in favour of Management's nominees will be voted in favour of the Amalgamation Resolution.

The accompanying form of proxy, when properly completed and signed, confers discretionary authority upon the proxyholder named therein with respect to amendments to or variations of matters identified in the Notice and with respect to any matters that may properly come before the Meeting. Management presently knows of no such amendments, variations or other matters which may come before the Meeting. **If any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the**

enclosed form of proxy to vote on such amendment, variation or other matter in accordance with their judgment.

The execution or exercise of a proxy does not constitute a written objection for the purposes of exercising dissent rights under section 185 of the OBCA. For information on Dissenting Shareholder rights, see the section of this Circular entitled "*The Amalgamation - Right to Dissent*".

Revocation of Proxies

In addition to any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing either (i) at the office of the Corporation's registrar and transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, at any time up to and including the last Business Day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or (ii) with the Chairman of the Meeting on the day of the Meeting, prior to the commencement of the Meeting.

BENEFICIAL SHAREHOLDERS

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. A person who beneficially owns Common Shares through an intermediary, such as an investment advisor, stockbroker, bank, trust company or other nominee is not a registered shareholder, and is referred to in this Circular as a beneficial holder (a "**Beneficial Holder**"). A Beneficial Holder should contact his or her intermediary and follow the voting instructions provided by such intermediary to ensure any Common Shares beneficially owned by the Beneficial Holder and registered in the name of the intermediary are voted at the Meeting in accordance with the Beneficial Holder's instructions.

Applicable regulatory policy requires brokers to seek voting instructions from Shareholders in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied by a broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("**Broadridge**") or another intermediary. If a Beneficial Shareholder receives a voting instruction form from Broadridge or another intermediary it cannot be used as a proxy to vote their Common Shares directly at the Meeting as the proxy must be returned as described in the voting instruction form well in advance of the Meeting in order to have the Common Shares voted.

Should a Beneficial Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Beneficial Holder), such Beneficial Holder should contact his or her intermediary to determine the steps necessary to accomplish this.

RECORD DATE

In accordance with applicable laws, the Board of Directors has provided notice of and fixed the Record Date as of November 12, 2008 for the purposes of determining holders of Common Shares entitled to receive notice of, and to vote at, the Meeting. Only Shareholders of record as of November 12, 2008 are entitled to receive notice of, and vote at, the Meeting. A person who has acquired Common Shares after November 12, 2008 may be entitled to vote at the Meeting upon producing a properly endorsed Share Certificate evidencing such Common Shares, or otherwise establishing proper share ownership in respect of such Common Shares, and requesting not later than 10 days before the Meeting that the person's name be included in the list of Shareholders. As of the Record Date, there were 60,613,738 Common Shares issued and outstanding.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of the date of the Circular, the Corporation had issued and outstanding 60,613,738 Common Shares. Holders of the Common Shares are entitled to one vote per share on all matters to be voted upon by the Shareholders.

To the knowledge of the directors and officers of the Corporation, the only person, directly or indirectly, beneficially owning or exercising control or direction over Common Shares carrying more than 10% of the voting rights attached to all Common Shares is Victory, which the Corporation is informed owns, indirectly through Newco, 50,830,249 Common Shares, representing approximately 84% of the outstanding Common Shares.

SPECIAL BUSINESS TO BE CONDUCTED AT THE MEETING

The Meeting has been called to consider and, if deemed appropriate, pass, with or without amendment, the Amalgamation Resolution. The text of the Amalgamation Resolution is attached as Appendix 1 to this Circular.

THE AMALGAMATION

Background to the Proposed Transaction

On or about May 9, 2007, executive officers of the Corporation and Victory engaged in preliminary discussions regarding a possible merger or similar transaction. The Corporation furnished Victory with an analysis prepared by the Corporation of public companies holding Manitoba nickel resources. On May 11, 2007, the Corporation and Victory signed a confidentiality agreement with a view to pursuing a possible merger or other form of transaction. Several days later both parties commenced due diligence investigations of the other. On May 15, 2007, Victory terminated merger discussions.

In January 2008, the Corporation approached Victory to participate in discussions on joint bioleaching of nickel sulphide concentrates in Manitoba. Limited discussions regarding economic and technical aspects of bioleaching nickel sulphide concentrates in Manitoba occurred, but no progress was made towards any agreement.

In May 2008, the Corporation and Hunter Dickinson Group ("Hunter Dickinson") began negotiating an equity investment in the Corporation by way of a non-brokered private placement. On July 30, 2008, the Corporation and Hunter Dickinson reached agreement on the terms of the private placement of 40,000,000 units at a price of $0.35 per unit for gross proceeds to the Corporation of approximately $14,000,000 (the "HD Private Placement"). Under the terms of the HD Private Placement, Hunter Dickinson would hold approximately 40% of the Corporation's Common Shares (or 57% if it exercised all warrants to be issued to it under the HD Private Placement). A subscription agreement dated July 30, 2008 was entered into between the Corporation and Heatherdale Resources Ltd., a private company within Hunter Dickinson. However, the HD Private Placement was subject to Shareholder approval and, accordingly, a meeting of Shareholders was scheduled for September 17, 2008.

On August 19, 2008, Victory published advertisements in The Globe and Mail and in La Presse, thereby commencing a take-over bid of the Common Shares. Concurrently, Victory delivered to the Corporation a letter conveying its intention to offer to acquire all of the issued and outstanding Common Shares. The consideration offered at that time was one Victory Share for each one Common Share. One of the conditions of the Offer was that the HD Private Placement not be approved by Shareholders.

On August 19, 2008, the Corporation issued a press release advising Shareholders to take no action in response to the Offer until the Board of Directors provided a formal response. The Corporation advised that the Board of Directors would be forming a special committee of independent directors to consider the adequacy of the Offer and the full range of alternatives to maximize value for Shareholders and to make recommendations to the Board of Directors.

On August 21, 2008, the Special Committee formally retained Paradigm as its financial advisor in connection with the Offer to assist the Special Committee in evaluating the Offer, including the preparation and delivery to the Special Committee of an opinion as to the fairness of the Offer, from a financial point of view, to Shareholders.

On August 29, 2008, the Corporation and Victory began discussions to explore whether a consensual transaction between the two companies could be reached, including an increase in the consideration offered.

Following negotiations between Victory and the Corporation, Victory amended its Offer on September 2, 2008 by, among other things, increasing the consideration payable for each Common Share taken-up under the Offer to 1.1 Victory Shares for each 1 Common Share. Victory also extended the time during which the Offer would be open for acceptance to 6:00 p.m. on September 24, 2008.

In response to the revised Offer, on September 2, 2008, Paradigm provided the Paradigm Opinion to the Special Committee to the effect that, as of that date and subject to the assumptions, limitations, and qualifications set out therein, the Offer is fair, from a financial point of view, to Shareholders.

Concurrently with the amendment to the Offer, the board of directors of Victory and the Special Committee and Board of Directors approved the terms upon which Victory would enter into the Support Agreement with the Corporation and into Lock-Up Agreements with each of the directors and officers of the Corporation. Pursuant to the terms of the Support Agreement, the Corporation agreed to support the Offer and not to solicit any competing acquisition proposals and Victory agreed to revise the consideration for the Common Shares. The Support Agreement also permitted the Corporation to respond to Superior Proposals (as defined in the Offer) and to enter into an agreement to support a Superior Proposal upon the payment of a break fee to Victory in the amount of $600,000. The Corporation also obtained the agreement of Victory to appoint two directors of the Corporation as directors of Victory and to substitute options to purchase Victory Shares for options to purchase Common Shares held by management and directors of the Corporation.

Pursuant to various Lock-Up Agreements, each of the directors and senior officers of the Corporation agreed to deposit under the Offer and not withdraw, subject to certain exceptions, Common Shares collectively representing, in the aggregate, approximately 9% of the outstanding Common Shares (calculated on a fully-diluted basis).

As a result of the Paradigm Opinion and the revised terms of the Offer, the Board of Directors issued its director's circular on September 3, 2008 recommending that Shareholders accept the Offer. A copy of the Paradigm Opinion was included as Schedule A to the directors' circular. A press release regarding the increase in the consideration of the Offer, the Support Agreement and the recommendation by the Board to accept the Offer was also issued on September 3, 2008. At the same time, the Shareholder meeting to consider the HD Private Placement was adjourned to October 8, 2008.

On September 3, 2008, Victory delivered to Shareholders a package of documents including the Offer and Circular, the notice of variation and the directors' circular of the Corporation.

On September 24, 2008, Victory further extended the Offer to 6:00 p.m. on October 6, 2008. A notice of extension was sent to Shareholders on September 25, 2008.

On October 6, 2008, Victory announced that it had waived the minimum tender condition of the Offer and taken-up the 46,741,434 Common Shares tendered to the Offer, representing approximately 77% of the issued and outstanding Common Shares, by the issuance of an aggregate of 51,415,577 Victory Shares. Victory concurrently extended the Offer to 6:00 p.m. on October 17, 2008, to allow any Shareholders who had not yet tendered their Common Shares sufficient time to do so. A notice of extension relating to the extension of the Offer was mailed to Shareholders on October 7, 2008. Also on October 7, 2008, the Shareholder meeting to approve the HD Private Placement was cancelled.

In furtherance of the Support Agreement, on October 9, 2008, René Galipeau, Vice-Chairman, and Chief Executive Officer and George Archibald resigned from the board of directors of Victory and were replaced by Richard Murphy and Wayne Whymark, who are also directors of the Corporation. Concurrently, Ron Arnold, Guy

Mahaffy, Kerry Knoll, Thomas Obradovich and Conrad Swanson resigned from the Board of Directors and four new directors were appointed. The four newly appointed directors, nominees of Victory, were René Galipeau, Warren Holmes, Cynthia Thomas and George Archibald.

On October 17, 2008, Victory took-up and paid for an additional 4,088,815 Common Shares, being all of the Common Shares tendered and not previously acquired pursuant to the Offer, by the issuance of an aggregate of 4,497,697 Victory Shares. Victory elected not to further extend its Offer and, as a result, the Offer expired on October 17, 2008. Both Victory and the Corporation, in their respective press releases, announced Victory's intention to take the appropriate steps to proceed with a meeting of Shareholders to approve a subsequent acquisition transaction.

As a result of the Offer, Victory acquired ownership and control over an aggregate of 50,830,249 Common Shares, representing approximately 84% of the 60,613,738 issued and outstanding Common Shares.

On November 19, 2008 Victory transferred to Newco all of the Common Shares it had acquired pursuant to the Offer, being 50,830,249 Common Shares, in exchange for 50,830,429 Newco Shares, with the result that Newco now owns approximately 84% of the issued and outstanding Common Shares.

Reasons for the Amalgamation

In the Offer and Circular, Victory disclosed its intention, if the Offer were successful, to enter into one or more transactions to enable Victory to acquire all of the Common Shares not acquired under the Offer by means of a compulsory acquisition or subsequent acquisition transaction, including by way of an amalgamation between the Corporation and an affiliate of Victory. Victory and Newco have decided to pursue a subsequent acquisition transaction and to proceed with the Proposed Transaction. The Meeting is being convened at the request of Victory in order to seek Shareholder approval of the Amalgamation through which, if approved, Victory would indirectly acquire all of the remaining Common Shares.

The Consideration under the Amalgamation is of the same value and in the same form as the consideration per Common Share paid under the Offer. Newco has a sufficient number of Common Shares to requisition a meeting of Shareholders under the OBCA and a sufficient number of Common Shares to adopt the Amalgamation Resolution.

Consideration under the Amalgamation

Upon completion of the Amalgamation on the Effective Date, Shareholders (other than Dissenting Shareholders and Newco) will receive 1.1 Victory Shares for each Common Share.

No fractional Victory Shares will be issued pursuant to the Amalgamation. Where the aggregate number of Victory Shares to be issued to a Shareholder as consideration under the Amalgamation would result in a fraction of a Victory Share being issuable, the number of Victory Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

Terms of the Amalgamation

If the Amalgamation Resolution is approved and the conditions set out in the Amalgamation Agreement are satisfied, on the Effective Date, the Corporation and Newco will amalgamate and continue as one corporation under the name Independent Nickel Corp. As a result of the Amalgamation, the property of each of the Corporation and Newco (other than Common Shares owned by Newco) will become the property of Amalco and Amalco will continue to be liable for the obligations of each of the Corporation and Newco. Amalco will continue to carry on the business and operations of the Corporation as a wholly-owned subsidiary of Victory.

Effective on the Amalgamation, each Shareholder (other than Dissenting Shareholders and Newco) will receive 1.1 Victory Shares for each Common Share held. No fractional Victory Shares will be issued pursuant to the

Amalgamation. Where the aggregate number of Victory Shares to be issued to a Shareholder as consideration under the Amalgamation would result in a fraction of a Victory Share being issuable, the number of Victory Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

Following the Amalgamation, each Common Share held by Newco will be cancelled without any repayment of capital in respect thereof and each issued and outstanding Newco Share will be converted into one Amalco Share. Victory will be the only holder of Amalco Shares following the Amalgamation.

Following the Amalgamation, Victory intends to delist the Common Shares from the TSX and cause Amalco to cease to be a reporting issuer under applicable securities laws.

Dissenting Shareholders who have strictly complied with the provisions of section 185 of the OBCA will be entitled to be paid the fair value of their Common Shares in accordance with the OBCA. See the section of this Circular entitled "*The Amalgamation - Right to Dissent*".

Certain Canadian federal income tax implications of the Amalgamation to Shareholders are discussed in detail in this Circular. See the section of this Circular entitled "*The Amalgamation - Certain Canadian Federal Income Tax Considerations*".

Details of the Amalgamation Agreement

The Amalgamation will be carried out pursuant to sections 174 and 175 of the OBCA, and will be effected in accordance with the terms and conditions of the Amalgamation Agreement between the Corporation and Newco. Upon approval by the Shareholders, satisfaction or waiver of all other conditions as provided in the Amalgamation Agreement and the filing of articles of amalgamation, the Amalgamation will become effective on the Effective Date.

The Effective Date of the Amalgamation is expected to be January 1, 2009. On the Effective Date, the Corporation and Newco will amalgamate and continue as one corporation. On the Effective Date:

(i) each issued and outstanding Common Share (other than those held by Dissenting Shareholders and Newco) will be deemed to be exchanged for 1.1 Victory Shares;

(ii) each issued and outstanding Newco Share will be converted into one Amalco Share;

(iii) each issued and outstanding Common Share held by Newco will be cancelled without any payment of capital in respect thereof; and

(iv) each issued and outstanding Common Share held by each Dissenting Shareholder, if any, will be cancelled and become an entitlement to be paid the fair value of such Common Share and each Dissenting Shareholder shall cease to have any rights as a Shareholder other than the right to be paid the fair value in respect of the Common Shares formerly held by such Dissenting Shareholder in accordance with the provisions of the OBCA.

No fractional Victory Shares will be issued pursuant to the Amalgamation. Where the aggregate number of Victory Shares to be issued to a Shareholder as consideration under the Amalgamation would result in a fraction of a Victory Share being issuable, the number of Victory Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

In accordance with the OBCA, on the Effective Date:

(i) the amalgamation of the Corporation and Newco and their continuation as one corporation, Amalco, under the terms and conditions of the Amalgamation Agreement, will be effective;

(ii) the Corporation and Newco cease to exist as entities separate from Amalco;

(iii) Amalco will possess all of the property, rights and privileges of each of the Corporation and Newco (other than Common Shares held by Newco) and will be subject to all liabilities, including civil, criminal and quasi-criminal and all contracts, disabilities and debts of each of the Corporation and Newco;

(iv) any civil action commenced by or against either the Corporation or Newco may be continued to be prosecuted by or against Amalco;

(v) any conviction against, or ruling, order or judgment in favour of or against either of the Corporation or Newco may be enforced by or against Amalco; and

(vi) the articles of amalgamation are deemed to be the articles of incorporation of Amalco and, except for the purposes of subsection 117(1) of the OBCA regarding the requirement to hold a directors' meeting following incorporation, the certificate of amalgamation to be issued in respect of the Amalgamation is deemed to be the certificate of incorporation of Amalco.

Immediately after the Amalgamation, Amalco will continue to carry on the operations of the Corporation with the same assets and liabilities, as a wholly-owned subsidiary of Victory.

The respective obligations of the Corporation and Newco to consummate the Proposed Transactions are subject to the satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by the mutual consent of the Corporation and Newco without prejudice to their right to rely on the other conditions:

(i) the Amalgamation Agreement and the Amalgamation shall have been approved by the shareholders of each of the Corporation and Newco in accordance with the provisions of the OBCA and any other applicable regulatory requirements;

(ii) all necessary governmental or regulatory approvals, orders, rulings, exemptions and consents in respect of the Amalgamation shall have been obtained on terms satisfactory to the Corporation and Newco and any applicable governmental or regulatory waiting period shall have expired or been terminated;

(iii) there shall not be in effect any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment or any other legal restraint or prohibition issued by any government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, bureau, commission, court or tribunal or any subdivision thereof or any other entity or person exercising executive, legislative, judicial, regulatory or administrative authority, which would have the effect of preventing, prohibiting, making illegal or imposing material limitations on the Amalgamation or any of the transactions contemplated by the Amalgamation Agreement;

(iv) the Corporation and Newco shall be satisfied that there are reasonable grounds for believing that at the Effective Date (i) Amalco will be able to pay its liabilities as they become due, and (ii) the realizable value of Amalco's assets will not be less than the aggregate of its liabilities; and

(v) the TSX shall have conditionally approved the listing thereon of the Victory Shares to be issued pursuant to the Amalgamation as of the Effective Date, or as soon as possible thereafter, subject only to compliance with the usual requirements of the TSX.

The Amalgamation Agreement may be terminated by the board of directors of the Corporation or Newco at any time prior to the issuance of a certificate of amalgamation and notwithstanding the approval of the Amalgamation Resolution by the Shareholders or the approval by the shareholder of Newco.

The Amalgamation Agreement may at any time, and from time to time, be amended by written agreement of the parties thereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation: (i) change the time for performance of any of the obligations or acts of the parties thereto; (ii) waive compliance with or modify any of the covenants contained therein or waive or modify performance of any of the obligations of the parties thereto; or (iii) waive compliance with or modify any other conditions precedent contained therein, provided that no such amendment shall change the provisions thereof regarding certain matters concerning Dissenting Shareholders and the consideration to be received by the Shareholders and the shareholder of Newco for their Common Shares or Newco Shares, as the case may be, without approval of such shareholders, given in the same manner as required for the approval of the Amalgamation.

The foregoing description of the Amalgamation Agreement is qualified in its entirety by reference to the complete text of the Amalgamation Agreement attached as Appendix 2 to this Circular. For a full description of the rights, privileges, restrictions and conditions attached to the Amalco Shares, see Schedule A to the Amalgamation Agreement.

Dissenting Shareholders will be entitled to be paid the fair value of their Common Shares in accordance with and subject to strict compliance with section 185 of the OBCA. For a summary description of such dissent rights, see the section of this Circular entitled "*The Amalgamation - Right to Dissent*" and Appendices 3 and 4 to this Circular.

Procedure for Receipt of Consideration

A Letter of Transmittal (printed on blue paper) is enclosed with this Circular for use by Shareholders for the surrender of Share Certificates. The detailed instructions for the surrender of Share Certificates to the Depositary and the addresses of the Depositary are set out in the Letter of Transmittal. Provided that a Shareholder has delivered and surrendered to the Depositary the Share Certificates together with the Letter of Transmittal duly completed and executed in accordance with the instructions on such form, and any other required documents, promptly thereafter, Amalco shall cause the Depositary to send a certificate representing the Victory Shares that the Shareholder is entitled to receive, unless the Shareholder indicates to the Corporation that he or she wishes to pick up such certificate the Shareholder is entitled to receive, in which case the certificate will be made available at the Depositary, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, for pick-up.

A Shareholder who has lost or misplaced his or her Share Certificate(s) should complete the Letter of Transmittal as fully as possible and forward it to the Depositary together with a letter explaining the loss or contact the Depositary as soon as possible for instructions. The Depositary will assist in making arrangements for the necessary affidavit (which may include a bonding requirement) for payment of the Consideration in accordance with the Proposed Transaction. If a bond is required, the premium payable will be the sole responsibility of the Shareholder.

In order to receive the Consideration, each Shareholder (other than Dissenting Shareholders and Newco) must duly complete, execute and deliver to the Depositary the Letter of Transmittal together with such Shareholder's Share Certificate(s) and such other additional documents as the Depositary may reasonably require, if any. See also the section of this Circular entitled "*The Arrangement - Prescription Period*".

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents to the Depositary is at the option and risk of the Shareholder. The Corporation recommends that such documents be delivered by hand to the Depositary, at the offices listed in the Letter of Transmittal, and a receipt obtained therefor, or if mailed, the Corporation recommends that registered mail be used, with return receipt requested, and that proper insurance be obtained.

Shareholders whose Share Certificates are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee to arrange for the surrender of their Share Certificates.

Shareholder Approval

Pursuant to the OBCA, the Amalgamation Resolution must be passed by at least 66 2/3% of the votes cast by holders of the Common Shares present in person or represented by proxy at the Meeting and entitled to vote on the Amalgamation Resolution. The text of the Amalgamation Resolution is set forth as Appendix 1 to this Circular.

Newco, which holds 50,830,249 Common Shares representing approximately 84% of the Common Shares, has advised the Corporation that it intends to vote all of the Common Shares owned by it in favour of the Amalgamation Resolution. **The votes attached to the Common Shares held by Newco are sufficient to adopt the Amalgamation Resolution. Newco is therefore in a position to have the Amalgamation approved.**

Unless otherwise specified by the Shareholder executing such proxy, the persons named as proxies in the enclosed form of proxy intend to vote the Common Shares represented by such proxy FOR the Amalgamation Resolution.

The Proposed Transaction constitutes a "business combination" for the Corporation within the meaning of MI 61-101. Pursuant to MI 61-101, the Corporation must obtain a formal valuation unless an exemption from the valuation requirement can be relied upon, and must obtain minority shareholder approval for the Amalgamation Resolution, unless an exemption from the minority approval requirement can be relied upon. Exemptions from the valuation and minority approval requirements are available to the Corporation and the Corporation intends to rely upon them. See the section of this Circular entitled "*The Amalgamation - Legal Aspects*".

Board of Directors Approval

The Board of Directors has reviewed and approved the Proposed Transaction and authorized the execution by the Corporation of the Amalgamation Agreement as well as the mailing of the Notice and this Circular to Shareholders.

The Board of Directors received advice with respect to its legal responsibilities in connection with the Offer from legal counsel and appointed the Special Committee to establish and supervise the process to be carried out by the Corporation and its professional advisors in dealing with the Offer, to make a recommendation to the Board of Directors, to seek out and consider such alternative transactions as the Special Committee deemed advisable to maximize Shareholder value and to ensure such process was fair and equitable.

The Special Committee retained Paradigm as its financial advisor to assist in evaluating the Offer and to advise on options and alternatives to the Offer that might have been available and that would maximize Shareholder value and be in the best interests of the Corporation and the Shareholders.

The Special Committee had several meetings and discussions with Paradigm and legal counsel between August 19, 2008 and August 28, 2008 to review the terms of the Offer and to discuss other strategic alternatives available to the Corporation, including a proposed financing. In addition, members of the Special Committee had independent discussions with management of the Corporation and legal counsel related to the Offer and made such other independent investigation as they considered necessary to complete their review and formulate their recommendation regarding the Offer.

On August 28, 2008, Paradigm provided a presentation to the Special Committee on the original Victory offer. Paradigm compared the original Victory offer to a proposed financing alternative. Having received the presentation from Paradigm, the Special Committee deliberated and concluded that it would be appropriate to directly negotiate with Victory to see if the original offer could be improved. Victory was receptive to direct negotiation.

At a meeting of the Special Committee held on September 2, 2008, Paradigm provided the Paradigm Opinion to the Special Committee to the effect that, as of that date and subject to the assumptions, limitations and qualifications set therein, the consideration offered to Shareholders pursuant to the Offer was fair, from a financial point of view, to Shareholders. The Special Committee unanimously determined to recommend that the Board of Directors authorize the Corporation to enter into the Support Agreement and recommend that Shareholders tender their Common Shares to the Offer. Later on September 2, 2008, the Board of Directors reviewed the Offer and the Support Agreement, received advice from counsel, and considered the recommendation of the Special Committee. The Board of Directors determined that the consideration per Common Share offered pursuant to the Offer is fair to the Shareholders, and that the Offer is in the best interests of the Corporation and is fair to Shareholders, and voted to approve the Support Agreement and to recommend that Shareholders accept the Offer. The vote was unanimously passed by all members of the Board of Directors. The Support Agreement was executed by the Corporation and Victory late in the day on September 2, 2008.

The Consideration that Shareholders are entitled to receive under the Proposed Transaction is equal in value to the consideration per Common Share paid to Shareholders who deposited their Common Shares under the Offer.

Effect of the Amalgamation on Markets, Listings and Reporting Requirements.

The Common Shares are listed on the TSX. The Corporation intends that, shortly after the Effective Date, the Common Shares will cease trading on the TSX and, subject to applicable securities laws, the Corporation intends to make application to cease to be a reporting issuer in each province and territory of Canada in which it is a reporting issuer. The Corporation understands that Victory may effect a short-form amalgamation, wind-up or other such transaction so as to combine Amalco and Victory into a single entity following the Effective Date.

Victory is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec. The Victory Shares are listed on the TSX.

The TSX has conditionally approved the listing of the Victory Shares to be issued pursuant to the Amalgamation, subject to the satisfaction of the customary listing requirements of the TSX.

Expenses of the Proposed Transaction

The Corporation will pay the costs of the Proposed Transaction including legal, filing and printing costs, and the preparation of this Circular. Such costs are expected to aggregate approximately $75,000.

Legal Aspects

The Amalgamation constitutes a "going-private transaction" within the meaning of section 190(1) of the OBCA. The Amalgamation also constitutes a "business combination" within the meaning of MI 61-101.

MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering security holders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents. The Offer and Circular in respect of the Offer contained the disclosure mandated by MI 61-101 (see "*Acquisition of Independent Nickel Shares Not Deposited*" and "*Certain Canadian Federal Income Tax Considerations*" in the Offer and Circular), the Amalgamation between the Corporation and an affiliate of Victory will be completed within 120 days of the expiry of the Offer, and the Consideration for the Common Shares under the Amalgamation is at least equal in value to and is in the same form as the consideration that tendering holders of Common Shares were entitled to receive in the Offer. Accordingly, an exemption from the requirement to prepare a valuation in connection with the Amalgamation is available and will be relied upon.

Under the OBCA, the Amalgamation requires the approval of at least 66 2/3% of the votes cast by holders of the outstanding Common Shares, at a meeting duly called and held for the purpose of approving the Amalgamation. MI 61-101 requires that, unless exempted, in addition to any other required security approval, in order to complete a business combination or going-private transaction, as applicable, the approval of a majority of the votes cast by "minority" holders of the affected securities be obtained. In relation to the Amalgamation, subject to the exemption noted below, the "minority" holders will be all holders, other than the following: (i) the offeror; (ii) an "interested party" (as defined for the purposes of MI 61-101); (iii) any "related party" of an "interested party" (as defined for the purposes of MI 61-101); and (iv) any person or company acting jointly or in concert with the foregoing.

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MI 61-101 also provides that the Common Shares acquired pursuant to the Offer may be treated as "minority" shares and may be voted or considered voted in favour of such business combination or going-private transaction if the consideration per security in such transaction is at least equal in value to and of the same type as the consideration paid under the Offer. In addition, the business combination must be completed within 120 days after the expiry of the formal take-over bid and certain disclosure must have been given in the take-over bid disclosure documents. As discussed above, the Consideration and timing of the Amalgamation and the disclosure provided in the Offer and Circular are such that the Common Shares acquired pursuant to the Offer may be treated as "minority" shares. Accordingly, for the purposes of the approval by "minority" holders, Victory, or an affiliated entity of Victory, is permitted to vote the Shares acquired pursuant to the Offer as a "minority" holder. In addition minority shareholders will be entitled to dissent and be paid the fair value of their Common Shares in accordance with and subject to strict compliance with section 185 of the OBCA, which constitutes an enforceable appraisal remedy for purposes of MI 61-101 (see "*The Amalgamation - Right to Dissent*"). Accordingly, an exemption from the minority approval requirement in connection with the adoption of the Amalgamation Resolution is available and will be relied upon.

Certain judicial decisions may be considered relevant to the Amalgamation. Canadian courts have, in a few instances prior to the adoption of MI 61-101 and its predecessors, granted preliminary injunctions to prohibit transactions involving certain business combinations. The present trends in both legislation and Canadian jurisprudence indicate a willingness to permit business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a going private transaction.

Right to Dissent

Under section 185 of the OBCA, a registered Shareholder may dissent in respect of the Amalgamation Resolution. If the Amalgamation is completed, Dissenting Shareholders who strictly comply with the procedures set out in the OBCA will be entitled to be paid the fair value of their Common Shares in connection with which their right to dissent was exercised.

Common Shares that are held by a Dissenting Shareholder will not be exchanged for Victory Shares. Rather, on the Amalgamation becoming effective, Dissenting Shareholders cease to have any rights as Shareholders other than the right to be paid the fair value of their Common Shares in accordance with section 185 of the OBCA. However, in the event that a Shareholder fails to perfect that Shareholder's right to dissent, withdraws that Shareholder's notice of dissent or forfeits that Shareholder's right to dissent, or that Shareholder's right to dissent is otherwise terminated, in each case under the OBCA or his or her rights as a Shareholder of the Corporation are otherwise reinstated, each Common Share held by that Shareholder shall thereupon be deemed to have been exchanged for 1.1 Victory Shares on the Effective Date.

The dissent right and dissent procedure provided by section 185 of the OBCA is summarized in Appendix 3 to this Circular and the full text thereof is set out in Appendix 4 to this Circular. **Shareholders who wish to exercise dissent rights should seek legal advice, as failure to adhere strictly to the requirements set out in the OBCA may result in the loss or unavailability of any right to dissent.**

Prescription Period

On the Effective Date, each Shareholder will be removed from the Corporation's securities register, and until they are validly surrendered, the Share Certificate(s) held by such former holder will (i) in the case of a Shareholder other than a Dissenting Shareholder, from the Effective Date, represent only the right to receive, upon such surrender, the Consideration (without interest), and (ii) in the case of a Dissenting Shareholder, from the Effective Date, represent only the right to receive fair value for the Common Shares held. **Any certificate which prior to the Effective Date represented issued and outstanding Common Shares which has not been surrendered, with the Letter of Transmittal and all other required documentation, on or prior to the sixth anniversary of the Effective Date, and subject to applicable law with respect to unclaimed property, will cease to represent any claim against, or interest of any kind or nature in, the Corporation, Victory, Newco, Amalco**

or the Depositary and any person who surrenders Share Certificate(s) after the sixth anniversary of the Effective Date will not be entitled to any Consideration or other compensation.

Effect of the Amalgamation on the Independent Warrants

The terms of the Independent Warrants provide that, upon an amalgamation of the Corporation, any holder of Independent Warrants who has not exercised its warrants prior to the effective date of such amalgamation will be entitled to receive upon exercise of such warrants and will accept, in lieu of Common Shares, the number of shares or other securities or property of the Corporation or the resulting entity to which such holder would have been entitled if it had been the registered holder of the Common Shares issuable upon the exercise of such holder's warrants on the effective date of such amalgamation. Consistent with the terms of the Independent Warrants, and subject to further adjustment in accordance with the terms of the Independent Warrants, a holder of Independent Warrants that exercises such warrants after the Effective Date but prior to the expiry of such warrants will receive 1.1 Victory Shares in lieu of each Common Share to which the holder was previously entitled. Accordingly, pursuant to the terms of the Amalgamation Agreement and upon the exercise of any outstanding Independent Warrants, the Corporation will pay to Victory all monies received in connection with the exercise of Independent Warrants and Victory will issue the number of Victory Shares required to satisfy the obligations of the Corporation with respect to the issuance of any Common Shares arising from such exercise.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act, as of the date hereof, to a Shareholder who disposes of Common Shares pursuant to the Amalgamation and who, for the purposes of the Tax Act and at all relevant times, deals at arm's length with and is not affiliated with Independent, Newco or Victory, and holds their Common Shares as capital property and will hold their Victory Shares as capital property.

Common Shares and Victory Shares will generally be considered to be capital property of a Shareholder unless such Shareholder holds such shares in the course of carrying on a business of buying and selling securities or such Shareholder has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders who are resident in Canada for the purposes of the Tax Act and whose Common Shares or Victory Shares might not otherwise qualify as capital property may make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have every "Canadian security" (which excludes any shares issued on a "flow-through basis") owned by the Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be a capital property.

This summary is not applicable to a Shareholder that is: (i) a "financial institution" within the meaning of section 142.2 of the Tax Act; (ii) a "specified financial institution" within the meaning of the Tax Act; (iii) a Shareholder an interest in which is a "tax shelter investment" for purposes of the Tax Act or (iv) a Shareholder to whom the "functional currency" (as defined in the Tax Act) reporting rules apply. This summary is not applicable to persons holding options or other rights to acquire Common Shares or persons who acquired Common Shares on the exercise of employee stock options, and all such persons should consult their own tax advisors in this regard.

This summary is based on the current provisions of the Tax Act, counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "**CRA**") and all specific proposals to amend the Tax Act publicly announced by the Department of Finance (Canada) prior to the date hereof (collectively, the "**Proposed Amendments**"). This summary assumes that the Proposed Amendments will be enacted as tabled, announced or advised, as the case may be, however no assurances can be provided in that regard. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors for advice with respect to their own particular circumstances.

Shareholders Resident in Canada

The following section of the summary is applicable to a Shareholder who, for purpose of the Tax Act and any applicable income tax treaty, is or is deemed to be a resident of Canada at all relevant times (a "**Resident Shareholder**").

Participation in the Amalgamation

A Resident Shareholder who disposes of Common Shares in exchange for Victory Shares pursuant to the Amalgamation will be deemed to have disposed of such Common Shares for proceeds of disposition equal to the Resident Shareholder's adjusted cost base thereof. Such Resident Shareholder would therefore neither recognize a capital gain nor a capital loss in respect of the disposition and would be deemed to acquire their Victory Shares at a cost which is equal to the adjusted cost base of their Common Shares for the purposes of computing the adjusted cost base of all Victory Shares owned by the Resident Shareholder for purposes of the Tax Act.

The cost of Victory Shares received upon the Amalgamation must be averaged with the cost of all other Victory Shares held as capital property immediately prior to the Amalgamation for the purposes of determining the Resident Shareholders' adjusted cost base in each of their Victory Shares.

Holding and Disposing of Victory Shares

In the case of a Resident Shareholder who is an individual (other than certain trusts), dividends received or deemed to be received on Victory Shares will be included in computing the Resident Shareholder's income, and will be subject to the normal gross-up and dividend tax credit rules applicable to dividends paid by taxable Canadian corporations under the Tax Act, including the enhanced gross-up and dividend tax credit applicable to any dividend designated as an "eligible dividend" in accordance with the provisions of the Tax Act. There may be limitations on the ability of Victory to designate dividends as "eligible dividends".

Dividends received or deemed to be received on the Victory Shares by a Resident Shareholder that is a corporation will generally be included in the Resident Shareholder's income for the taxation year in which such dividends are received and will generally be deductible in computing the Resident Shareholder's taxable income. A Resident Shareholder that is a "private corporation" (as defined in the Tax Act) or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received (or deemed to be received) on the Victory Shares to the extent such dividends are deductible in computing taxable income for the year.

A disposition or a deemed disposition of a Victory Share by a Resident Shareholder (except to Victory or in a tax deferred transaction) will generally result in the Resident Shareholder realizing a capital gain (or a capital loss) in the year of the disposition equal to the amount by which the proceeds of disposition of the Victory Share are greater (or less) than the aggregate of the Resident Shareholder's adjusted cost base thereof and any reasonable costs of disposition. The cost of a Victory Share to a Resident Shareholder generally will be the average of the cost of all Victory Shares held by such Resident Shareholder as capital property. Such capital gain (or capital loss) will be subject to the tax treatment described below under the subheading "*Taxation of Capital Gains and Capital Losses*".

Provided that the Victory Shares are listed on a designated stock exchange, which includes the TSX, or that Victory otherwise continues to qualify as a "public corporation" for the purposes of the Tax Act, Victory Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans and registered education savings plans.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Shareholder in a taxation year must be included in the Resident Shareholder's income for the year, and one-half of any capital loss (an

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"allowable capital loss") realized by a Resident Shareholder in a taxation year must be deducted from taxable capital gains realized by the Resident Shareholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year may, generally, be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of a Victory Share may be reduced by the amount of dividends received or deemed to be received by the Resident Shareholder on such shares (or on shares for which the shares have been substituted) to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Victory Shares, directly or indirectly, through a partnership or a trust. Resident Shareholders to whom these rules may be relevant should consult their own tax advisors.

A Resident Shareholder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax on certain investment income including taxable capital gains.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax.

Dissenting Resident Shareholders

Based on counsel's understanding of the current administrative policies and assessing practices of the CRA, a Resident Shareholder who is a Dissenting Shareholder and who receives a cash payment (other than interest, if any) from Amalco in respect of the fair value of such holder's Common Shares will be considered to have disposed of such Common Shares for proceeds of disposition equal to the amount of such payment (exclusive of interest) and will realize a capital gain (or a capital loss) equal to the amount by which such cash payment (exclusive of interest) exceeds (or is exceeded by) the adjusted cost base of such shares to the Dissenting Shareholder. The tax treatment of capital gains and capital losses is discussed above under the subheading "*Taxation of Capital Gains and Capital Losses*".

A Dissenting Shareholder who receives interest on a payment received in respect of the fair value of such Dissenting Shareholder's Common Shares will be required to include the full amount of such interest in income. In addition, a Dissenting Shareholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax on certain investment income including interest income.

Resident Shareholders are urged to consult their own tax advisors with respect to the Canadian income tax consequences of dissenting from the Amalgamation.

Shareholders Not Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times for purposes of the application of the Tax Act, has not been and is not resident in Canada or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold their Common Shares in carrying on a business in Canada (in this section, a "**Non-Resident Shareholder**"). Special rules, which are not discussed in this summary, may apply to Shareholders that are insurers carrying on an insurance business in Canada and elsewhere.

Participation in the Amalgamation

A Non-Resident Shareholder who disposes of their Common Shares in exchange for Victory Shares pursuant to the Amalgamation will be deemed to have disposed of such Common Shares for proceeds of disposition equal to the Non-Resident Shareholder's adjusted cost base thereof. Such Non-Resident Shareholder would therefore neither recognize a capital gain nor a capital loss in respect of the disposition and would be deemed to acquire the Victory Shares at a cost which is equal to the adjusted cost base of the Common Shares for the purposes of computing the adjusted cost base of all Victory Shares owned by the Non-Resident Shareholder for purposes of the Tax Act.

Holding and Disposing of Victory Shares

Dividends paid or deemed to be paid to a Non-Resident Shareholder on Victory Shares will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident Shareholder's jurisdiction of residence. Where the Non-Resident Shareholder is a U.S. resident entitled to benefits under the *Canada-United States Income Tax Convention (1980)* and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

A Non-Resident Shareholder will generally not be liable to Canadian income tax on a disposition or deemed disposition of Victory Shares unless the Non-Resident Shareholder's Victory Shares are, or are deemed to be, taxable Canadian property to the Non-Resident Shareholder at the time of disposition and the Non-Resident Shareholder is not entitled to relief under an applicable tax convention between Canada and the country in which the Non-Resident Shareholder is resident.

Generally, Victory Shares will not be taxable Canadian property to a Non-Resident Shareholder at a particular time provided that (a) such shares are listed on a "designated stock exchange" (as defined in the Tax Act, which includes the TSX) at that time and (b) at any time during the 60 month period ending at that time, the Non-Resident Shareholder, persons not dealing at arm's length with such Non-Resident Shareholder, or the Non-Resident Shareholder together with all such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of Victory. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Victory Shares could be deemed to be taxable Canadian property. Generally, if the Common Shares held by a Non-Resident Shareholder were taxable Canadian property to such Non-Resident Shareholder (see the discussion below), the Victory Shares received in exchange therefor will be taxable Canadian property to such Non-Resident Shareholder.

Dissenting Non-Resident Shareholders

Based on counsel's understanding of the current administrative policies and assessing practices of the CRA, a Non-Resident Shareholder who is a Dissenting Shareholder (a "**Non-Resident Dissenting Shareholder**") and who receives a cash payment (other than interest, if any) from Amalco in respect of the fair value of such holder's Common Shares will be considered to have disposed of such Common Shares for proceeds of disposition equal to the amount of such payment (exclusive of interest) and will realize a capital gain (or a capital loss) equal to the amount by which such cash payment (exclusive of interest) exceeds (or is exceeded by) the adjusted cost base of such shares to the Non-Resident Dissenting Shareholder.

A Non-Resident Dissenting Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Common Shares in such circumstances unless such shares are or are deemed to be "taxable Canadian property" as defined in the Tax Act and the Non-Resident Dissenting Shareholder is not entitled to relief under an applicable tax convention between Canada and the country in which the Non-Resident Dissenting Shareholder is resident.

Generally, Common Shares will not be taxable Canadian property to a Non-Resident Shareholder at a particular time provided that (a) such shares are listed on a "designated stock exchange" (as defined in the Tax Act, which includes the TSX) at that time and (b) at any time during the 60 month period ending at that time, the Non-Resident Shareholder, persons not dealing at arm's length with such Non-Resident Shareholder, or the Non-Resident Shareholder together with all such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of Independent. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property.

Any interest awarded by a court to a Non-Resident Dissenting Shareholder will not be subject to Canadian withholding tax.

Non-Resident Shareholders are urged to consult their own tax advisors with respect to the Canadian income tax consequences of dissenting from the Amalgamation.

INFORMATION CONCERNING THE CORPORATION

General Information Concerning the Corporation

The Corporation is principally engaged in the acquisition, exploration and development of mineral resource properties, primarily those with the potential for near-term production or exhibiting potential for hosting a major mineralized deposit. During the last three years, the Corporation's primary focus has been in the exploration and development of the Lynn Lake property and mine in the Province of Manitoba. The Corporation acquired a 100% interest in the Lynn Lake property in early 2005.

The Corporation was incorporated under the *Companies Act* (British Columbia) under the name "Decade Development Ltd. (N.P.L.)" with an authorized share capital of 3,000,000 shares with a nominal value of $0.50 per share on April 24, 1972. The Corporation later changed its name to "Seymour Exploration Corp." . On June 21, 2006, the Corporation changed its name to "Independent Nickel Corp." and increased its authorized share capital from 100,000,000 common shares without par value to an unlimited number of Common Shares without par value. The registered office of the Corporation is located at 102, 957 Cambrian Heights Drive, Sudbury Ontario, P3C 5M6.

The Corporation has one, wholly-owned, subsidiary, Lynn Lake Nickel Mining Company Ltd., which is incorporated under the *Corporations Act* (Manitoba). On August 15, 2007, the Common Shares commenced trading on the TSX and ceased to trade on the TSX Venture Exchange Inc. The Common Shares trade on the TSX under the symbol "INI". The Corporation was continued under the OBCA as of September 11, 2007.

The Corporation is a reporting issuer in the provinces of British Columbia, Alberta and Ontario and files its continuous disclosure documents with the relevant securities regulatory authorities in those provinces. Such documents are available at www.sedar.com.

Business and Principal Assets of the Corporation

The Corporation's principal assets are mining claims and deferred exploration expenditures made on properties which are not in commercial production and mineral royalty interests.

Lynn Lake Claims, Lynn Lake Mining Division, Manitoba

The Lynn Lake nickel property is the Corporation's principal property. The Corporation holds a 100% right, title and interest in the Lynn Lake nickel property, located in Northern Manitoba. The property consists of approximately 600 hectares that require annual lease payments of approximately $7,214. The property was initially subject to a 2% smelter royalty. In June 2007, the Corporation repurchased the royalty, effectively cancelling it.

Wakami Claims, Ontario

The Corporation holds a 100% interest in 11 mining claims in the south western part of the Swayze Greenstone belt in Ontario. The claims are subject to a 1.5% smelter returns royalty.

Lar Claims, Manitoba

The Corporation holds a 56% right, title and interest in ten mineral claims comprising an area of 439 hectares. The remaining 44% interest is held by Hudson Bay Exploration and Development Company Limited, a wholly owned subsidiary of Hudbay Minerals Inc.

Wellmet Claims, Manitoba

The Corporation holds a 51% right, title and interest in seven contiguous claim units, totalling 901 hectares. The remaining 49% interest is held by Hudson Bay Exploration and Development Company Limited.

Minago Nickel Property Mineral Royalty Interest, Manitoba

The Corporation holds an interest in a net smelter return royalty in respect of the Minago Nickel property (the "**Minago NSRR**"), located in northern Manitoba and owned by Victory. The Minago NSRR pays 3% when nickel prices exceed US$6/lb. If the selling price of nickel is between US$5 and US$6/lb, the Minago NSRR pays 2%; if the selling price of nickel is between US$4 and US$5/lb, the Minago NSRR pays 1.5%; and if the selling price of nickel is below US$4/lb, the Minago NSRR pays 1%.

To date, no royalties have been earned on the Minago NSRR, as production on the property has not commenced.

Authorized, Issued and Outstanding Capital

The authorized capital of the Corporation consists of an unlimited number of Common Shares without par value. As at the date of this Circular, the issued and outstanding capital of the Corporation consisted of 60,613,738 Common Shares. In addition, as of the date of this Circular, 1,398,149 Common Shares are reserved for issuance pursuant to outstanding Independent Warrants.

All of the Corporation's issued Common Shares have been issued as fully paid shares and are not subject to any future call or assessment. All of the Common Shares rank equally as to voting rights, participation in a distribution of our assets on liquidation, dissolution or winding-up and the entitlement to dividends. The Shareholders are entitled to receive notice of all Shareholder meetings and to attend and vote at such meetings. Each of the issued Common Shares carries with it the right to one vote at such meetings.

Dividend Policy

The Corporation has no fixed dividend policy and has not paid any dividends since its formation.

Ownership of Shares by Victory and its Affiliates

Victory, through its wholly-owned subsidiary Newco, indirectly holds 50,830,249 Common Shares, representing approximately 84% of the outstanding Common Shares.

No director or senior officer of the Corporation or, to the knowledge of the directors and senior officers of the Corporation, after reasonable inquiry, any of their associates, any person acting jointly or in concert with the Corporation or any person or company holding more than 10% of any class of equity securities of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over any Common Shares, other than as disclosed above.

Price Range and Trading Volume of Common Shares

The Common Shares are listed and posted for trading on the TSX under the symbol "INI". The following table sets out the reported high and low daily trading prices and the aggregate volume of trading of the Common Shares on the TSX for the periods indicated:

	High ($)	Low ($)	Close ($)	Volume (#)
2007				
November	$0.52	$0.34	$0.38	1,846,000
December	$0.38	$0.26	$0.37	1,909,900
2008				
January	$0.40	$0.20	$0.21	2,572,300
February	$0.36	$0.20	$0.30	2,015,000
March	$0.33	$0.24	$0.25	926,800
April	$0.39	$0.21	$0.31	2,442,400
May	$0.63	$0.29	$0.46	6,283,400
June	$0.50	$0.33	$0.37	2,038,900
July	$0.38	$0.21	$0.26	1,250,600
August	$0.34	$0.25	$0.30	1,721,600
September	$0.33	$0.16	$0.18	4,242,400
October	$0.17	$0.05	$0.09	620,900

Victory announced its intention to commence the Offer on August 19, 2008. On August 18, 2008, the last trading day prior to such announcement, the closing price of the Common Shares on the TSX was $0.25. On August 29, 2008, the last trading day prior to the announcement by Victory and the Corporation that the Support Agreement had been entered into, the closing price was $0.30. On November 18, 2008, the last trading date prior to the date of this Circular, the closing price was $0.05.

Auditors, Registrar and Transfer Agent of the Corporation

The auditors of the Corporation are Collins Barrow Toronto LLP, Licensed Public Accountants, at 20 Eglinton Ave. W., Suite 2100, Toronto, Ontario, M4R 1K8. Collins Barrow Toronto LLP have been the auditors of the Corporation since March 2006. Collins Barrow Toronto LLP changed its name from DMCT LLP on June 16, 2008.

The transfer agent and registrar of the Corporation is Computershare Investor Services Inc. in Vancouver, British Columbia. Transfers may be effected in Vancouver, British Columbia and Toronto, Ontario. Registration facilities are maintained at 510 Burrard Street, 3rd Floor, Vancouver, B.C. V6C 3B9.

INFORMATION CONCERNING VICTORY AND NEWCO

General Information Concerning Victory

Victory is principally engaged in the exploration, development and acquisition of nickel bearing properties in Canada. Victory's strategy is to increase shareholder value through increases in resources, reserves, production, net asset value and long-term cash flow and earnings per share. Victory's strategy also consists of investing in quality exploration and development projects and acquiring potentially accretive companies, properties and projects.

Victory was incorporated on December 20, 2006 for the purpose of being involved in an arrangement with Nuinsco and 2122721 Ontario Limited, which arrangement was effected February 1, 2007 and resulted in Victory acquiring the Minago, Mel and Lac Rocher projects. Victory is governed by the OBCA and its registered and principal offices are located at the Victory Building, Suite 1802, 80 Richmond Street West, Toronto, Ontario M5H 2A4. The Victory Shares trade on the TSX under the symbol "NI".

Victory has one wholly-owned subsidiary, Newco, which is incorporated under the OBCA.

57

Victory is a reporting issuer or the equivalent in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec and files its continuous disclosure documents with the relevant securities regulatory authorities in those provinces. Such documents are available at www.sedar.com.

Business and Principal Properties of Victory

Victory has 100% property ownership of three advanced sulphide nickel projects: the Mel and Minago projects located in Manitoba and the Lac Rocher project in Québec. Victory is advancing a feasibility study, expected to be completed by the second quarter of 2009 on the Minago project. The required permitting, completion of access road improvements and further geological work at Lac Rocher will be completed in order to commence mining when metal prices reach economic levels under the recently announced results of the preliminary economic assessment. The near-term production potential of the Mel project is also being evaluated.

Lac Rocher

On February 2, 1998, Nuinsco, the former owner of Lac Rocher, signed an option agreement with three individuals permitting Nuinsco to obtain a 100% interest in the Lac Rocher property that initially consisted of 20 claims. These 20 claims are subject to a production royalty calculated at the rate of $0.50 per tonne on all ore mined and milled from the claims for the life of any mine developed on the property.

The Lac Rocher property is subject to a discovery incentive plan ("**DIP**") to reward certain directors and former officers of Victory with a 2% net smelter royalty (the "**Lac Rocher NSR**") for mines that were discovered on certain properties prior to the expiry of the DIP. The Lac Rocher NSR is payable only on revenues earned after recovery of all development costs for any mine on the property. The terms of the DIP provide Victory with a right of first refusal on any proposed disposition of the Lac Rocher NSR. In addition, the DIP contains put/call provisions under which Victory may be required to purchase, or may exercise an option to purchase, the Lac Rocher NSR at the value of its discounted cash flows. The Lac Rocher property is the only property subject to the DIP. As the Lac Rocher property is not yet in production, no royalties are currently payable and Victory considers these options to have a value of $nil.

Mel

Under the terms of an agreement made effective August 31, 1999, as amended, Victory had the right and option to earn a 100% interest in the Mel property by incurring aggregate expenditures up to $2,000,000 by February 28, 2008, of which $500,000 must have been spent on the Mel claims. Victory has incurred the required expenditures and has earned a 100% interest. The holder of the Mel claims (Vale Inco Limited) has the right to buy back up to 51% interest in the Mel property by funding 100% of the next $6,000,000 of expenditures.

Minago

Victory is the holder and 100% owner of the mineral leases (ML-002, ML-003) and mineral claims (KON 1 to KON 4, BARNEY 1 to BARNEY 6 and MIN 4 to MIN 5) comprising the Minago project. The KON 1 to KON 4 mineral claims and mineral leases ML-002 and ML-003 are subject to the Minago NSRR pursuant to a purchase and sale agreement between Black Hawk Mining Inc. and Nuinsco dated November 3, 1999, as follows:

(a) a 1.0% royalty when the average nickel price per pound received by Victory during any fiscal quarter is US$4.00 per pound or less;

(b) a 1.5% royalty when the average nickel price per pound received by Victory during any fiscal quarter is US$4.01 per pound or greater and less than US$5.01 per pound;

(c) a 2.0% royalty when the average nickel price per pound received by Victory during any fiscal quarter is US$5.00 per pound or greater and less than US$6.01 per pound; and

(d) a 3.0% royalty when the average nickel price per pound received by Victory during any fiscal quarter is greater than US$6.01 per pound.

The Minago NSRR was payable to Glencairn Gold Corporation as a result of its acquisition of the assets of Black Hawk Mining Inc. but was subsequently sold and is currently held by the Corporation.

Authorized and Outstanding Share Capital

Victory is authorized to issue an unlimited number of Victory Shares without par value. As at October 31, 2008, there were 250,947,980 Victory Shares issued and outstanding. There are no limitations contained in the articles or bylaws of Victory on the ability of a person who is not a Canadian resident to hold Victory Shares or exercise the voting rights associated with Victory Shares. A summary of the rights of the Victory Shares is set forth below.

Dividends

Holders of Victory Shares are entitled to receive dividends when, as and if declared by the board of directors of Victory out of funds legally available therefor. The OBCA provides that directors of a corporation may not declare and such corporation may not pay a dividend if there are reasonable grounds for believing that the corporation is or, after the payment of the dividend, would be unable to pay its liabilities as they become due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and its stated capital of all classes of shares of its capital.

Liquidation

In the event of the dissolution, liquidation, or winding up of Victory, holders of Victory Shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Victory's indebtedness.

Voting

Holders of Victory Shares are entitled to one vote for each share on all matters voted on by shareholders, including the election of directors.

Dividend Policy

Victory did not declare nor pay dividends during the financial period ended December 31, 2007. Victory is in the development stage and has had no revenues or net income from which to pay dividends. The board of directors of Victory will make decisions regarding any future dividends based upon Victory's financial position at such time. Currently, the board does not intend to pay any dividends.

Price Range and Trading Volumes of Victory Shares

The Victory Shares are listed and posted for trading on the TSX under the trading symbol "NI". The following table sets forth, for the periods indicated, the reported high, low and closing trading prices and the aggregate volume of trading of the Victory Shares on the TSX.

	High ($)	Low ($)	Close ($)	Volume (#)
2007				
November	$0.64	$0.425	$0.48	6,865,950
December	$0.53	$0.415	$0.48	5,567,636
2008				
January	$0.51	$0.32	$0.35	6,419,013
February	$0.38	$0.265	$0.345	7,402,250
March	$0.46	$0.315	$0.46	4,194,431
April	$0.55	$0.38	$0.46	5,139,520
May	$0.61	$0.425	$0.57	4,280,522
June	$0.58	$0.415	$0.47	2,599,353
July	$0.46	$0.315	$0.39	2,054,915
August	$0.31	$0.30	$0.40	2,020,800
September	$0.33	$0.12	$0.16	4,476,400
October	$0.19	$0.05	$0.11	13,877,000

Victory announced its intention to commence the Offer on August 19, 2008. On August 18, 2008, the last trading day prior to such announcement, the closing price of the Victory Shares on the TSX was $0.33. On August 29, 2008, the last trading day prior to the announcement by Victory and the Corporation that they had entered into the Support Agreement, the closing price was $0.31. On November 18, 2008, the last trading date prior to the date of this Circular, the closing price was $0.06.

Auditors, Registrar and Transfer Agent of Victory

The auditors of Victory are BDO Dunwoody LLP, Chartered Accountants, at 1 City Centre Drive, Suite 1700, Mississauga, Ontario L5B 1M2. Flabbi & Associates LLP, Chartered Accountants, Licensed Public Accountants were appointed auditors of the Corporation upon inception, February 1, 2007. Flabbi & Associates merged with BDO Dunwoody LLP, effective January 1, 2008.

The transfer agent and registrar of the Victory Shares is Computershare Investor Services Inc. at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1.

VICTORY DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Victory, filed with the various securities commissions or similar authorities in certain of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a) revised annual information form for the year ended December 31, 2007 dated August 18, 2008;

(b) audited financial statements, including the notes thereon, and together with the auditor's report, as at December 31, 2007 and for the period since Victory's inception, February 1, 2007;

(c) management's discussion and analysis of financial condition and results of operations for the period ended December 31, 2007;

(d) management information circular dated April 11, 2008 for Victory's 2008 annual and special meeting of shareholders held on May 21, 2008;

(e) unaudited interim financial statements, including the notes thereon, for the three months ended March 31, 2008;

(f) management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2008;

(g) material change report filed April 28, 2008 concerning an increase in the estimated amount of hydraulic fracturing sand at Victory's Minago property;

(h) material change report filed July 31, 2008 concerning the closing of a non-brokered private placement of $8.1 million in common shares issued on a flow-through basis;

(i) unaudited interim financial statements, including the notes thereon, for the three and six months ended June 30, 2008 and for the three and nine months ended September 30, 2008;

(j) management's discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2008 and for the three and nine months ended September 30, 2008;

(k) the Offer and Circular;

(l) material change report filed September 10, 2008 with respect to the entering into of the Support Agreement and Lock-Up Agreements;

(m) material change report filed October 14, 2008 relating to the acquisition by Victory, pursuant to the Offer, of an aggregate of 77% of the issued and outstanding Common Shares and the extension of the Offer; and

(n) material change report filed October 20, 2008 relating to the acquisition by Victory, pursuant to the Offer, of an additional 7% of the issued and outstanding Common Shares and the expiry of the Offer.

Any documents of Victory of the type referred to above (excluding confidential material change reports) filed by Victory with a securities regulatory authority in Canada on or after the date of this Circular will be deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated herein by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this Circular from documents filed with the securities regulatory authorities in each province in which Victory is a reporting issuer. Copies of the documents incorporated by reference in the Circular regarding Victory may be obtained on request without charge from the Corporate Secretary, Victory Nickel Inc., Suite 1802, 80 Richmond Street West, Toronto, Ontario M5H 2A4 or by telephone at (416) 363-8527. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the SEDAR website of the Canadian securities regulatory authorities located at www.sedar.com.

Information contained in or otherwise accessed through Victory's website, www.victorynickel.ca, or any other website does not form part of this Circular.

Newco

Newco was incorporated under the laws of the Province of Ontario on November 18, 2008 and is a wholly-owned subsidiary of Victory. Newco is authorized to issue an unlimited number of Newco Shares. As of the date of this Circular, 50,830,249 Newco Shares are issued and outstanding, all of which are held by Victory. Newco was incorporated for the purpose of acquiring and holding the Common Shares acquired by Victory under the Offer and completing the Proposed Transaction so as to enable Victory to indirectly acquire the remaining Common Shares not acquired under the Offer. Newco has not carried on any material business prior to the date hereof other than in connection with matters directly related to the Proposed Transaction. Newco's only assets consist of the Common Shares acquired by Victory under the Offer. The registered office of Newco is located at Toronto-Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, Toronto, Ontario M5K 1H1.

RISK FACTORS

In assessing the Amalgamation, Shareholders should carefully consider the risks described in Victory's revised annual information form for the year ended December 31, 2007 dated August 18, 2008, together with the other information contained in, or incorporated by reference in this Circular. Additional risks and uncertainties, including those currently unknown to or considered immaterial by the Corporation, may also adversely affect the business of Victory following the completion of the Amalgamation. In particular, the Amalgamation is subject to certain risks including the following risks.

Risks Related to the Amalgamation

The Amalgamation Agreement may be terminated by the Corporation or Newco in certain circumstances, in which case the market price for the Common Shares may be adversely affected.

Each of the Corporation and Newco has the right to terminate the Amalgamation Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Corporation provide any assurance, that the Amalgamation Agreement will not be terminated by either the Corporation or Newco before the completion of the Amalgamation. In addition, the completion of the Amalgamation is subject to a number of conditions precedent, certain of which are outside the control of the Corporation, Victory or Newco, including Shareholders approving the Amalgamation. There is no certainty, nor can the Corporation provide any assurance, that these conditions will be satisfied. If for any reason the Amalgamation is not completed, the market price of Shares may be adversely affected.

You may receive securities with a market value lower than you expected.

Shareholders will receive a fixed number of Victory Shares under the Amalgamation, rather than Victory Shares with a fixed market value. Because the exchange ratio will not be adjusted to reflect any change in the market value of the Victory Shares, the market value of Victory Shares received under the Amalgamation may vary significantly from the market value at the dates referenced in this Circular.

EFFECT OF THE AMALGAMATION ON MARKETS AND LISTINGS

The Corporation intends to delist the Common Shares from the TSX and to cause the Corporation to make application in all jurisdictions in which the Corporation is a reporting issuer to cease to be a reporting issuer. Victory Shares to be issued in connection with the Amalgamation have been conditionally approved for listing on the TSX.

INTEREST OF PERSONS IN THE MATTERS TO BE ACTED UPON AT THE MEETING

The Proposed Transaction includes the Amalgamation. The Proposed Transaction has been proposed in order to enable Victory to acquire, indirectly through Newco, the Common Shares that were not acquired by Victory under the Offer. The current directors and certain officers of the Corporation are also directors, officers or employees of, or otherwise have links to, one or both of Victory and Newco, and therefore could be considered as having an interest in the completion of the Proposed Transaction.

Under the Support Agreement, the Corporation agreed that if Common Shares representing at least 66 2/3% of the outstanding Common Shares were taken-up and paid for under the Offer, the Corporation would assist in connection with completing any subsequent acquisition transaction that may be undertaken to pursue to acquire the remaining Common Shares, provided that the consideration per Common Share in connection with such subsequent acquisition transaction is at least equivalent in value to the consideration per Common Share offered under the Offer.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Circular, no director or executive officer of the Corporation, no director or executive officer of a person or company that is itself an "informed person" or subsidiary of the Corporation, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, and no associate or affiliate of any such persons, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

COMMITMENTS RELATING TO SHARES

Other than as disclosed in this Circular, none of the Corporation, nor any of the directors or senior officers of the Corporation, nor, to the knowledge of such directors or senior officers, after reasonable enquiry, any associate or affiliate of an insider of the Corporation, associate or affiliate of the Corporation, an insider of the Corporation (other than a director or senior officer of the Corporation), or person acting jointly or in concert with the Corporation, has entered into any commitment, agreement or understanding to acquire any securities of the Corporation or any commitment, agreement or understanding with respect to the voting of Shares in connection with the Amalgamation.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation's audited comparative consolidated financial statements and related management's discussion & analysis for its fiscal year ended December 31, 2007 and in its unaudited consolidated financial statements and related management's discussion & analysis for the third quarter ended September 30, 2008. Copies of the foregoing documents and this Circular are available free of charge upon written request from the Secretary of the Corporation at 957 Cambrian Heights Drive, Suite 102, Sudbury, Ontario, P3C 5M6 or by accessing the SEDAR website of the Canadian securities regulatory authorities located at www.sedar.com.

LEGAL MATTERS

The Corporation is being advised in respect of certain corporate, securities and tax law matters concerning the Proposed Transaction by Macleod Dixon LLP, counsel to the Corporation, Victory and Newco. As at the date hereof, the partners and associates of Macleod Dixon LLP as a group beneficially own, directly or indirectly, less than 1% of the issued and outstanding securities of the Corporation or Victory.

CONSENT OF LEGAL COUNSEL

We hereby consent to the reference to our name and opinions contained under "Certain Canadian Federal Income Tax Considerations" in this Circular of the Corporation dated November 19, 2008.

Dated November 19, 2008 *(Signed)* Macleod Dixon LLP

AUDITORS' CONSENT

We have read the Notice of Meeting and Information Circular of Independent Nickel Corp. ("Independent") dated November 19, 2008 (the "Circular") relating to the special meeting of shareholders of Independent to approve the amalgamation of Independent and 2190583 Ontario Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of Victory Nickel Inc. ("Victory") on the balance sheet of Victory as at December 31, 2007 and the statements of operations and comprehensive loss, of shareholders' equity and cash flows for the years then ended. Our report is dated March 28, 2008.

(Signed)
BDO Dunwoody LLP, Chartered Accountants
November 19, 2008

DIRECTORS' APPROVAL

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

The contents of this Circular have been approved, and the sending of this Circular to the Shareholders has been authorized, by the Board of Directors of the Corporation.

Dated November 19, 2008 *(Signed)* Richard Murphy
President and Chief Executive Officer

APPENDIX 1

INDEPENDENT NICKEL CORP.

SPECIAL RESOLUTION OF THE HOLDERS OF COMMON SHARES OF INDEPENDENT NICKEL CORP. AUTHORIZING THE AMALGAMATION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

3. the amalgamation (the "**Amalgamation**") of Independent Nickel Corp. (the "**Corporation**") and 2190583 Ontario Inc. ("**Newco**") substantially upon the terms and conditions set out in the amalgamation agreement entered into as of November 19, 2008 between the Corporation, Newco and Victory Nickel Inc., a copy of which is attached as Appendix 2 to the management information circular of the Corporation dated November 19, 2008 (the "**Circular**"), as such agreement may be amended as described in the Circular (the "**Amalgamation Agreement**"), is hereby approved;

4. the Amalgamation Agreement is hereby approved;

5. the board of directors of the Corporation is hereby authorized to revoke this resolution at any time prior to the Amalgamation becoming effective without further approval of the shareholders of the Corporation and to determine not to proceed with the Amalgamation; and

6. any one or more officers and directors of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver articles of amalgamation under the *Business Corporations Act* (Ontario) and to take any and all such other steps or actions as may be necessary or appropriate in connection with the Amalgamation, including, without limitation, actions to amend, extend, waive conditions of or terminate the Amalgamation Agreement and to execute and deliver for and in the name of and on behalf of the Corporation, whether under corporate seal or not, all such other certificates, instruments, agreements, documents and notices, and to take such further actions, which in such person's opinion may be necessary or appropriate to carry out the purposes and intent of this special resolution.

APPENDIX 2

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is dated as of the 19th day of November, 2008

BETWEEN:

> **INDEPENDENT NICKEL CORP.**, a corporation existing under the laws of the Province of Ontario ("**Independent**")
>
> \- and -
>
> **2190583 ONTARIO INC.**, a corporation existing under the laws of the Province of Ontario ("**Newco**")
>
> \- and -
>
> **VICTORY NICKEL INC.**, a corporation existing under the laws of the Province of Ontario ("**Victory**")

RECITALS:

A. Independent and Newco have agreed to amalgamate pursuant to the *Business Corporations Act* (Ontario) and upon the terms and conditions hereinafter set forth;

B. the authorized share capital of Independent consists of an unlimited number of common shares;

C. the authorized share capital of Newco consists of an unlimited number of common shares;

D. Newco owns 50,830,249 common shares of Independent, representing approximately 84% of the outstanding common shares of Independent;

E. Independent and Newco have each made disclosure to the other of their respective assets and liabilities; and

F. it is desirable that this amalgamation be effected.

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereby agree as follows:

1. **Interpretation**

In this Agreement, the following terms shall have the respective meanings set out below and grammatical variations thereof shall have the corresponding meanings:

"**Agreement**" means this amalgamation agreement, and the expressions "**hereof**", "**herein**", "**hereto**", "**hereunder**", "**hereby**" and similar expressions refer to this amalgamation agreement, as the same may be amended from time to time;

"**Amalco**" means the corporation continuing as a result of the Amalgamation;

"**Amalco Shares**" means common shares in the share capital of Amalco having the rights, privileges, restrictions and conditions set out in Schedule A hereto;

"**Amalgamating Corporations**" means Independent and Newco;

"**Amalgamation**" means the amalgamation of the Amalgamating Corporations as contemplated in this Agreement;

"**Business Day**" means any day, other than a Saturday or Sunday or a day when banks in the City of Toronto, Ontario are not generally open for business;

"**Common Shares**" means common shares in the share capital of Independent;

"**Consideration**" means 1.1 Victory Shares for each Common Share, payable by Victory to Shareholders (other than Dissenting Shareholders and Newco) in connection with the Amalgamation, as more fully described in this Agreement;

"**Dissenting Shareholder**" means a registered Shareholder who, in connection with the special resolution of the Shareholders to approve and adopt this Agreement and the Amalgamation, has exercised the right to dissent pursuant to section 185 of the OBCA in strict compliance with the provisions thereof and thereby becomes entitled to receive the fair value of the Common Shares held by that Shareholder, where that Shareholder has not withdrawn that Shareholder's notice of dissent or forfeited that Shareholder's right to dissent and where that Shareholder's right to dissent has not otherwise been terminated, in each case under the OBCA;

"**Dollars**" or "**$**" means the lawful currency of Canada;

"**Effective Date**" means the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation;

"**fair value**", where used in relation to a Common Share held by a Dissenting Shareholder, means fair value as determined by the Court under section 185 of the OBCA or as agreed between Amalco and the Dissenting Shareholder;

"**Independent Warrants**" means the common share purchase warrants entitling the holder(s) thereof to purchase 1,398,149 Common Shares at a price of $0.90 per Common Share on or before May 7, 2009 in accordance with the terms of such warrants;

"**Meeting**" means the special meeting (and any adjournments or postponements thereof) of Shareholders to be held to consider the approval of the special resolution to approve this Agreement and the Amalgamation;

"**Newco Shares**" means common shares in the share capital of Newco;

"**OBCA**" means the *Business Corporations Act* (Ontario);

"**Share Certificates**" means certificates representing Common Shares and, following the Amalgamation, Victory Shares;

"**Shareholder**" means a holder of Common Shares;

"**TSX**" means the Toronto Stock Exchange;

"**Victory**" means Victory Nickel Inc., a corporation existing under the laws of the Province of Ontario; and

"**Victory Shares**" means the common shares in the capital of Victory.

Words and phrases used but not defined in this Agreement and defined in the OBCA shall have the same meaning in this Agreement as in the OBCA unless the context or subject matter otherwise requires.

2. **Agreement to Amalgamate**

The Amalgamating Corporations hereby agree to amalgamate effective as of 12:01 a.m. on the Effective Date and to continue as one corporation under the provisions of the OBCA, on the terms and conditions set out in this Agreement.

3. **Name**

The name of Amalco shall be: "Independent Nickel Corp.".

4. **Registered Office**

The registered office of Amalco shall be located in the Province of Ontario at Toronto-Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, Toronto, Ontario M5K 1H1.

5. **Authorized Share Capital**

The authorized share capital of Amalco shall consist of an unlimited number of Amalco Shares. The rights, privileges, restrictions and conditions attached to each class of shares of Amalco shall be as described in Schedule A hereto.

6. **Restrictions on Business**

There shall be no restrictions on the business which Amalco is authorized to carry on.

7. **Number of Directors**

The board of directors of Amalco shall, until otherwise changed in accordance with the OBCA, consist of a minimum number of one (1) and a maximum number of ten (10) directors. Subject to section 125 of the OBCA, the directors, in order to increase the number of directors within the limits prescribed by the articles, may appoint one (1) or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed shall not exceed one-third (1/3) of the number of directors who held office at the expiration of the last annual meeting of the shareholders.

8. **Initial Directors**

The first directors of Amalco shall be the persons whose names and addresses appear below:

NAME	ADDRESS	CANADIAN RESIDENT
René Galipeau	221 Lonsmount Drive Toronto, ON M5P 2Y9	Yes
Warren Holmes	436 Wellington Street W., Suite 501 Toronto, ON M5V 1E3	Yes
Howard Stockford	25 George Street, Apt. 805 Toronto, ON M5A 4L8	Yes

Such directors shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed.

9. **Officers**

The first officer of Amalco shall be René Galipeau, and he shall hold the position of President until replaced by resolution of the directors of Amalco.

10. **Fiscal Year**

The fiscal year end of Amalco shall be December 31.

11. **By-Laws**

The by-laws of Amalco, until repealed, amended or altered, shall be the by-laws of Newco in effect immediately prior to the Effective Date.

12. **Amalgamation**

On the Effective Date:

(a) each issued and outstanding Common Share (other than those held by Dissenting Shareholders and Newco) shall be deemed to be exchanged for 1.1 Victory Shares;

(b) each issued and outstanding Newco Share shall be converted into one Amalco Share;

(c) each issued and outstanding Common Share held by Newco will be cancelled without any payment of capital in respect thereof; and

(d) each issued and outstanding Common Share (and/or fraction thereof) held by each Dissenting Shareholder, if any, shall be cancelled and become an entitlement to be paid the fair value of such Common Share and each Dissenting Shareholder shall cease to have any rights as a Shareholder other than the right to be paid the fair value in respect of the Common Shares formerly held by such Dissenting Shareholder in accordance with the provisions of the OBCA.

No fractional Victory Shares will be issued. Where the aggregate number of Victory Shares to be issued to a Shareholder as consideration under the Amalgamation would result in a fraction of a Victory Share being issuable, the number of Victory Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

13. **Stated Capital Accounts**

The stated capital account in the records of Amalco for the Amalco Shares shall be the aggregate of the paid-up capital (as defined in the *Income Tax Act* (Canada) as amended or supplemented) of the Amalgamating Corporations less the amount of paid up capital (as so defined) of the Common Shares held by Newco cancelled on the Amalgamation.

14. **Amalco Share Certificates**

On the Effective Date, share certificates evidencing Common Shares and Newco Shares shall cease to represent any claim upon or interest in Independent or Newco, as the case may be, other than the right of the holder to receive that which is provided for in sections 12 and 18 hereof.

15. **Prescription Period**

On the Effective Date, each Shareholder will be removed from Independent's securities register, and until they are validly surrendered, the Share Certificate(s) held by such former holder will (i) in the case of a Shareholder other than a Dissenting Shareholder, from the Effective Date, represent only the right to receive, upon such surrender, the Consideration (without interest), and (ii) in the case of a Dissenting Shareholder, from the Effective Date, represent only the right to receive the fair value for the Common Shares held. Any certificate which prior to the Effective Date represented issued and outstanding Common Shares which has not been properly surrendered on or prior to the sixth anniversary of the Effective Date, and subject to applicable law with respect to unclaimed property, will cease to represent any claim against, or interest of any kind or nature in, Independent, Amalco or Victory and any person who surrenders Share Certificate(s) after the sixth anniversary of the Effective Date will not be entitled to any Consideration or other compensation.

16. **Representations and Warranties of Independent**

Independent represents and warrants to Victory and Newco that:

(a) Due Incorporation. Independent is duly incorporated under the OBCA and validly exists as a corporation under the laws of Ontario and has the corporate power and authority to own its properties and assets and to carry on its business as it is being conducted;

(b) Authorization. The board of directors of Independent has duly authorized the execution and delivery of this Agreement by Independent;

(c) Authority. Independent has the corporate power and authority to enter into this Agreement;

(d) No Breach. The execution of this Agreement does not, and the Amalgamation will not, result in a breach or violate any term or provision of the articles or the bylaws of Independent or any material agreement to which Independent is a party and by which it is bound;

(e) Share Capital. Independent is authorized to issue an unlimited number of Common Shares without par value, of which there are issued as of the date hereof 60,613,738 Common Shares; and

(f) Ability to Pay Liabilities. As of the date hereof, there are reasonable grounds for believing that (i) Independent is, and Amalco will be, able to pay their respective liabilities as they become due; (ii) the realizable value of Independent's assets is not, and the realizable value of Amalco's assets will not be, less than the aggregate of their respective liabilities and stated capital of all classes; and (iii) no creditor of Independent will be prejudiced by the Amalgamation.

17. **Representations and Warranties of Newco and Victory**

Each of Newco and Victory represents and warrants to Independent that:

(a) Due Incorporation. Each of Newco and Victory is duly incorporated and validly exists as a corporation under the laws of Ontario;

(b) Status of Newco. Except as contemplated in this Agreement, Newco has not carried on any business up to and including the date of this Agreement;

(c) Authorization. The board of directors of Newco and Victory have duly authorized the execution and delivery of this Agreement by Newco and Victory, respectively;

(d) Authority. Each of Newco and Victory has the corporate power and authority to enter into this Agreement;

(e) No Breach. The execution of this Agreement does not, and the Amalgamation will not, result in a breach or violate any term or provision of the articles or the bylaws of Newco or Victory, as applicable, or of any material agreement to which Newco or Victory is a party and by which it is bound;

(f) Share Capital. Newco is authorized to issue an unlimited number of Newco Shares. As of the date hereof, 50,830,249 Newco Shares are issued and outstanding. Victory is authorized to issue an unlimited number of Victory Shares without par value. As of the date hereof, 250,947,980 Victory Shares are issued and outstanding.

(g) *Reporting Issuer Status and Securities Laws Matters*. Victory is a "reporting issuer" in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and is not in material default of any material requirements of the applicable securities laws;

(h) Victory Shares to be Validly Issued. The Victory Shares to be issued under Section 12(a) of this Agreement will be duly and validly issued as fully paid and non-assessable shares in the capital of Victory; and

(i) Ability to Pay Liabilities. As of the date hereof, there are reasonable grounds to believe that (i) Newco is, and Amalco will be, able to pay its liabilities as they become due; (ii) the realizable value of Newco's assets is not, and the realizable value of Amalco's assets will not be, less than the aggregate of their liabilities and stated capital of all classes; and (iii) no creditor of Newco will be prejudiced under the Amalgamation.

18. **Covenants of Victory**

Victory hereby covenants to Newco and Independent that:

(a) Victory will, on the Effective Date, issue and deliver to the Depositary sufficient Victory Shares to be delivered to Shareholders under Section 12(a) of this Agreement; and

(b) Victory will, following the Effective Date, issue the applicable number of Victory Shares issuable in satisfaction of the obligations of Independent with respect to the issuance of any Common Shares arising from the exercise of any outstanding Independent Warrants against receipt of the subscription proceeds payable in connection with such exercise.

19. **Covenants of Independent**

Independent hereby covenants to Newco and Victory that:

(a) Independent will, following the Effective Date, upon exercise of any outstanding Independent Warrants, provide Victory with copies of all documentation relating to the exercise of any Independent Warrants and pay to Victory all monies received in connection therewith.

20. **General Conditions Precedent**

The respective obligations of the Amalgamating Corporations hereto to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the following conditions any of which may be waived by the mutual consent of the Amalgamating Corporations without prejudice to their right to rely on the other conditions:

(a) this Agreement and the Amalgamation, shall have been approved by the shareholders of each of the Amalgamating Corporations in accordance with the provisions of the OBCA and any other applicable regulatory requirements;

(b) all necessary governmental or regulatory approvals, orders, rulings, exemptions and consents in respect of the Amalgamation shall have been obtained on terms satisfactory to the Amalgamating Corporations and any applicable governmental or regulatory waiting period shall have expired or been terminated;

(c) there shall not be in effect any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment or any other legal restraint or prohibition issued by any government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, bureau, commission, court or tribunal or any subdivision thereof or any other entity or person exercising executive, legislative, judicial, regulatory or administrative authority, which would have the effect of preventing, prohibiting, making illegal or imposing material limitations on the Amalgamation or any of the transactions contemplated by the Amalgamation Agreement;

(d) Independent and Newco shall be satisfied that there are reasonable grounds for believing that at the Effective Date (i) Amalco will be able to pay its liabilities as they become due, and (ii) the realizable value of Amalco's assets will not be less than the aggregate of its liabilities; and

(e) the TSX shall have conditionally approved the listing thereon of the Victory Shares to be issued pursuant to the Amalgamation as of the Effective Date, or as soon as possible thereafter, subject only to compliance with the usual requirements of the TSX.

21. Notices

Any notice required or permitted to be given hereunder shall be in writing and shall be deemed to have been given or made when delivered at the addresses of the relevant party set forth below or such other address as a party may stipulate in writing:

(a) To Independent:

Independent Nickel Corp.
102, 957 Cambrian Heights Drive
Sudbury Ontario, P3C 5M6

(b) To Newco:

2190583 Ontario Inc.
Toronto-Dominion Centre
Canadian Pacific Tower
100 Wellington Street West
Suite 500
Toronto, Ontario M5K 1H1

(c) To Victory:

Victory Nickel Inc.
Victory Building
Suite 1802
80 Richmond Street West
Toronto, Ontario M5H 2A4

22. Termination

This Agreement may, prior to the issuance of a certificate of amalgamation, be terminated by the board of directors of Independent or Newco notwithstanding the approval thereof by the shareholders of Independent and Newco.

23. **Dissenting Shareholders**

Common Shares which are held by a Dissenting Shareholder shall not be exchanged for Victory Shares. However, in the event that a Shareholder fails to perfect that Shareholder's right to dissent, withdraws that Shareholder's notice of dissent, or forfeits that Shareholder's right to dissent, or that Shareholder's right to dissent is otherwise terminated, in each case under the OBCA or his or her rights as a shareholder of Independent are otherwise reinstated, each Common Share held by that Shareholder shall thereupon be deemed to have been exchanged as of the Effective Date for 1.1 Victory Shares.

24. **Filing of Documents**

Upon the shareholders of each of the Amalgamating Corporations approving this Agreement in accordance with the OBCA and applicable regulatory requirements and subject to the other provisions of this Agreement, the Amalgamating Corporations shall jointly file with the Registrar under the OBCA articles of amalgamation and such other documents as may be required.

25. **Governing Law**

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

26. **Execution and Counterparts**

This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

27. **Amendment**

This Agreement may at any time and from time to time be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive compliance with or modify any of the covenants contained herein or waive or modify performance of any of the obligations of the parties hereto; or

(c) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment shall change the provisions of Section 12(a) and Section 23 of this Agreement without approval of such shareholders, given in the same manner as required for the approval of the Amalgamation.

28. **Entire Agreement**

This Agreement constitutes the entire agreement among the parties to this Agreement relating to the Amalgamation and supersedes all prior agreements and understandings, oral and written, between such parties with respect to the subject matter hereof.

IN WITNESS WHEREOF the parties have executed this Agreement.

INDEPENDENT NICKEL CORP.

(signed) Richard Murphy
Name: Richard Murphy
Title: President and Chief Executive Officer

2190583 ONTARIO INC.

(signed) René R. Galipeau
Name: René R. Galipeau
Title: President

VICTORY NICKEL INC.

(signed) René R. Galipeau
Name: René R. Galipeau
Title: Chief Executive Officer

SCHEDULE A

pertaining to the share capital of
the corporation resulting from the amalgamation

(the "**Corporation**")

The authorized share capital of the Corporation shall consist of an unlimited number of common shares in the capital of the Corporation (the "**Common Shares**"). The rights, privileges, restrictions and conditions attaching to each class of shares of the Corporation shall be as follows:

Common Shares

1. **Dividends**

The holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly available for the payment of dividends of such amounts and payable in such manner as the board of directors may from time to time determine.

2. **Voting Rights**

The holders of the Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and shall be entitled to one vote in respect of each Common Share held at such meetings, except a meeting of holders of a particular class or series of shares other than the Common Shares who are entitled to vote separately as a class or series at such meeting.

3. **Liquidation, Dissolution or Winding-Up**

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the property or assets of the Corporation upon such distribution in priority to or rateably with the holders of the Common Shares, be entitled to receive the remaining property and assets of the Corporation.

APPENDIX 3

SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT

*The following is a summary of the procedure set out in section 185 of the Business Corporations Act (Ontario) (the "**OBCA**") to be followed by a shareholder who intends to dissent from the special resolution (the "**Amalgamation Resolution**") approving the amalgamation (the "**Amalgamation**") of Independent Nickel Corp. (the "**Corporation**") and 2190583 Ontario Inc. described in the accompanying Circular and who wishes to require the Corporation to acquire his or her shares and pay him or her the fair value thereof determined as of the close of business on the day before the Amalgamation Resolution is adopted. Certain terms used but not otherwise defined in this Appendix have the respective meanings ascribed to such terms in the Glossary to the Circular.*

Section 185 provides that a shareholder may only make such a claim with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that **a shareholder may only exercise the right to dissent under section 185 in respect of shares that are registered in that shareholder's name.** In many cases, shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under section 185 directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

A registered shareholder who wishes to invoke the provisions of section 185 of the OBCA must send to the Corporation a written objection to the Amalgamation Resolution (the "**Notice of Dissent**") at or before the time fixed for the shareholders meeting at which the Amalgamation Resolution is to be voted on. The sending of a Notice of Dissent does not deprive a registered shareholder of the Corporation (as applicable) of his right to vote on the Amalgamation Resolution but a vote in person or by proxy against the Amalgamation Resolution does not constitute a Notice of Dissent. A vote in favour of the Amalgamation Resolution will deprive a registered shareholder of the Corporation of further rights under section 185 of the OBCA.

Within 10 days after the adoption of the Amalgamation Resolution by the shareholders, the Corporation is required to notify in writing each shareholder who has filed a Notice of Dissent and has not voted for the Amalgamation Resolution or withdrawn his objection (a "**Dissenting Shareholder**") that the Amalgamation Resolution has been adopted., which notice will set out the rights of the Dissenting Shareholder and the procedure for exercising such rights. A Dissenting Shareholder shall, within 20 days after receiving notice of adoption of the Amalgamation Resolution or, if he/she does not receive such notice, within 20 days after he/she learns that the Amalgamation Resolution has been adopted, send to the Corporation a written notice (the "**Demand for Payment**") containing his/her name and address, the number and class of shares in respect of which he dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending his/her Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which he/she dissents to the Corporation or its transfer agent. The Corporation or the applicable transfer agent shall endorse on any such share certificates a notice that the holder thereof is a Dissenting Shareholder under section 185 of the OBCA and shall forthwith return the share certificates to the Dissenting Shareholder. If a Dissenting Shareholder fails to send the Notice of Dissent, the Demand for Payment, or his or her share certificates, he/she has no right to make a claim under section 185 of the OBCA.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of such shares as determined under section 185 of the OBCA, unless: (i) the Dissenting Shareholder withdraws his Demand for Payment before the Corporation makes a written offer to pay for the Dissenting Shareholder's shares (the "**Offer to Pay**"); (ii) the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his Demand for Payment; or (iii) the directors of the Corporation revoke the Amalgamation Resolution, in all of which cases the Dissenting Shareholder's rights as a shareholder are reinstated as of the date of the Demand for Payment and the Dissenting Shareholder is entitled, free of charge, to a new share certificate upon surrender of the endorsed certificate.

Not later than seven days after the later of the day on which the action approved by the Amalgamation Resolution is effective and the day the Corporation receives the Demand for Payment, the Corporation shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in respect of which he has dissented in an amount considered by the directors of the Corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined or a notification that the Corporation is unable lawfully to pay Dissenting Shareholders for their common shares if the Corporation is, or after the payment, would be unable to pay its liabilities as they become due or the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities. Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Corporation within 10 days of the acceptance, but an Offer to Pay lapses if the Corporation has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by the Corporation or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within 50 days after the day on which the action approved by the Amalgamation Resolution is effective or within such further period as a court may allow, apply to the court to fix a fair value for the shares of any Dissenting Shareholder. If the Corporation fails to so apply to the court, a Dissenting Shareholder may apply to the court for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any such application to the court. Where, however, the Corporation fails to make an Offer to Pay, the costs of the application by a Dissenting Shareholder are to be borne by the Corporation unless the court otherwise orders.

Before making application to the court or not later than seven days after receiving notice of an application to the court by a Dissenting Shareholder, the Corporation shall give to each Dissenting Shareholder who has sent to the Corporation a Demand for Payment and has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel. A similar notice shall be given to each Dissenting Shareholder who, after the date of the first mentioned notice and before termination of the proceedings commenced by the application, sends the Corporation a Demand for Payment and does not accept an Offer to Pay, within 3 days thereafter. All such Dissenting Shareholders shall be deemed to be joined as parties to any such application to the court to fix a fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application.

The court shall fix a fair value for the shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the date the action approved by the Amalgamation Resolution is effective until the date of payment of the amount ordered by the court. The court may in its discretion appoint one or more appraisers to assist the court in fixing the fair value for the shares of the Dissenting Shareholders. The fair value fixed by the court may be more or less than the amount specified in an Offer to Pay. The final order of the court in the proceedings commenced by an application by the Corporation or a Dissenting Shareholder shall be rendered against the Corporation and in favour of each Dissenting Shareholder who, whether before or after the date of the order, sends the Corporation a Demand for Payment and does not accept an Offer to Pay.

Where there are reasonable grounds for believing that the Corporation is or, after the payment to a Dissenting Shareholder, would be unable to pay its liabilities as they become due or the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities, the Corporation shall, within ten days of the pronouncement of an order by the court, notify each Dissenting Shareholder that it is unable lawfully to pay Dissenting Shareholders for the shares. Within 30 days of receiving such notice, a Dissenting Shareholder may, by written notice: (i) withdraw a Notice of Dissent, in which case the Corporation will be deemed to consent to such withdrawal and the Dissenting Shareholder's full rights will be reinstated; or (ii) retain a status as a claimant against the Corporation, to be paid as soon as the Corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors but in priority to its shareholders

For a general summary of certain income tax implications to a dissenting shareholder, see *"Certain Canadian Federal Income Tax Considerations - Shareholders Resident in Canada - Dissenting Resident Shareholders"* and *"Certain Canadian Federal Income Tax Considerations - Shareholders Not Resident in Canada - Dissenting Non-Resident Shareholders"* in the accompanying Circular.

APPENDIX 4

SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

185(1) Rights of dissenting shareholders – Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;
(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;
(c) amalgamate with another corporation under sections 175 and 176;
(d) be continued under the laws of another jurisdiction under section 181; or
(e) sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2) Idem – If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170(1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or
(b) subsection 170(5) or (6).

(2.1) One class of shares - The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) Exception – A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or
(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4) Shareholder's right to be paid fair value – In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5) No partial dissent – A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6) Objection – A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

(7) Idem – The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8) Notice of adoption of resolution – The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9) Idem – A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10) Demand for payment of fair value – A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder's name and address;
(b) the number and class of shares in respect of which the shareholder dissents; and
(c) a demand for payment of the fair value of such shares.

(11) Certificates to be sent in – Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12) Idem – A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13) Endorsement on certificate – A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14) Rights of dissenting shareholder – On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 191(8),

in which case the dissenting shareholders rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15) Offer to pay – A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16) Idem – Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17) Idem – Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18) Application to court to fix fair value – Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19) Idem – If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20) Idem – A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21) Costs – If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22) Notice to shareholders – Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23) Parties joined – All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24) Idem – Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25) Appraisers – The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26) Final order – The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

(27) Interest – The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28) Where corporation unable to pay – Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29) Idem – Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30) Idem – A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(31) Court order – Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32) Commission may appear – The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

1994, c. 27, s. 71(24)

DOCUMENT 3

INDEPENDENT NICKEL CORP.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class COMMON

Holder Account Number

C9999999999 I ND

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Form of Proxy - Special Meeting to be held on December 23, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 a.m., Eastern Time on Friday, December 19, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 016454 **HOLDER ACCOUNT NUMBER C9999999999** **ACCESS NUMBER 99999**

SAEQ_PRX_50802/000001/000001/i

SAM SAMPLE

C9999999999

IND C03

Appointment of Proxyholder

I/We being holder(s) of Independent Nickel Corp. hereby appoint(s): Warren Holmes, Chairman of the Corporation or, failing him, Richard Murphy, President and Chief Executive Officer of the Corporation,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of **Independent Nickel Corp.** to be held at the offices of Macleod Dixon LLP, Toronto-Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, Toronto, Ontario, Canada, on Tuesday, December 23, 2008 at 10:00 a.m. (Toronto time), and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. Special Resolution

On the special resolution, with or without variation, the full text of which is set forth in Appendix 1 to the Information Circular of Independent Nickel Corp. ("Independent") dated November 19, 2008, approving the amalgamation of Independent and 2190583 Ontario Inc. ("Newco"), substantially upon the terms and conditions set out in the amalgamation agreement dated as of November 19, 2008 among Independent, Victory Nickel Inc. and Newco, a copy of which is attached as Appendix 2 to the Information Circular.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

9 9 9 9 9 0 5 0 8 0 2 1 P R A R 0 S A E Q

INDEPENDENT NICKEL CORP.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000002
SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class COMMON

Holder Account Number

C9999999999 I ND

Fold

Form of Proxy - Special Meeting to be held on December 23, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 a.m., Eastern Time on Friday, December 19, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

312-588-4290 Direct Dial

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 016454 **HOLDER ACCOUNT NUMBER** C9999999999 **ACCESS NUMBER** 99999

SAEQ_PRX_50802/000002/000002/i

SAM SAMPLE

C9999999999

IND C03

Appointment of Proxyholder

I/We being holder(s) of Independent Nickel Corp. hereby appoint(s): Warren Holmes, Chairman of the Corporation or, failing him, Richard Murphy, President and Chief Executive Officer of the Corporation,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of **Independent Nickel Corp.** to be held at the offices of Macleod Dixon LLP, Toronto-Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, Toronto, Ontario, Canada, on Tuesday, December 23, 2008 at 10:00 a.m. (Toronto time), and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. Special Resolution

On the special resolution, with or without variation, the full text of which is set forth in Appendix 1 to the Information Circular of Independent Nickel Corp. ("Independent") dated November 19, 2008, approving the amalgamation of Independent and 2190583 Ontario Inc. ("Newco"), substantially upon the terms and conditions set out in the amalgamation agreement dated as of November 19, 2008 among Independent, Victory Nickel Inc. and Newco, a copy of which is attached as Appendix 2 to the Information Circular.

☐ ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

99999 050802 1PR AR0 SAEQ

DOCUMENT 4

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

LETTER OF TRANSMITTAL

for Common Shares of

INDEPENDENT NICKEL CORP.

This letter of transmittal (the "Letter of Transmittal") accompanies the information circular of Independent Nickel Corp. ("Independent" or the "Corporation") dated November 19, 2008 (the "Circular"). All capitalized terms that are used but not defined in this Letter of Transmittal have the same meanings ascribed to them in the Circular.

This Letter of Transmittal or a manually executed facsimile copy thereof, properly completed and duly executed in accordance with the instructions set out herein, together with all other required documents, must accompany the certificate(s) representing the common shares in the capital of Independent ("Common Shares") that are surrendered pursuant to the proposed Amalgamation of Independent and 2190583 Ontario Inc. ("Newco"), an indirect wholly-owned subsidiary of Victory Nickel Inc. ("Victory"). The Amalgamation Agreement is attached as Appendix 2 to the Circular. Under the terms of the Amalgamation, each Shareholder, other than Newco and Dissenting Shareholders, will receive 1.1 Victory Shares for every Common Share.

The Depositary can assist you in completing this Letter of Transmittal (see the back page of this Letter of Transmittal for contact information of the Depositary). Shareholders whose Common Shares are held beneficially and are registered in the name of a broker, investment dealer, bank, trust company, depositary or other Intermediary should contact that Intermediary as soon as possible for instructions and assistance in delivering their Common Shares.

It is anticipated that the Effective Date of the Amalgamation will occur on January 1, 2009, subject to all approvals having been obtained and all other conditions to the completion of the Amalgamation having been satisfied or waived. **Completion of the Amalgamation is subject to the satisfaction or waiver of certain conditions. No payment of any consideration under the Amalgamation will be made prior to the Effective Date.**

Any certificate which prior to the Effective Date represented issued and outstanding Common Shares which has not been properly surrendered, with all other instruments required by this Letter of Transmittal, on or prior to the sixth anniversary of the Effective Date, and subject to applicable law with respect to unclaimed property, will cease to represent any claim against, or interest of any kind or nature in, Independent, Newco, Amalco, Victory or the Depositary and any person who surrenders certificate(s) after the sixth anniversary of the Effective Date will not be entitled to any Consideration or other compensation.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ON THE BACK PAGE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THE LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND COMPLETE BLOCKS A AND B (BLOCK C IS OPTIONAL).

TO: COMPUTERSHARE INVESTOR SERVICES INC. ("Computershare" or the "Depositary")
AND TO: VICTORY NICKEL INC.

The undersigned represents and warrants that the undersigned owns the number of Common Shares represented by the Share Certificate(s) described below and delivered herewith and that the undersigned has good title to the Common Shares represented by the Share Certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority herewith to surrender the Common Shares. The following are the details of the enclosed certificate(s).

DESCRIPTION OF COMMON SHARES DEPOSITED (Please print or type. If space is insufficient, please attach a list)

Certificate Number(s)	Name in which Registered (Please fill in exactly as name(s) appear(s) on certificate(s))	Number of Common Shares Represented by Certificate(s)	Number of Common Shares Deposited
	TOTAL:		

It is understood that, upon receipt of (i) this Letter of Transmittal duly completed and signed, (ii) the certificate(s) representing the Common Shares deposited herewith (the "Deposited Shares") and (iii) all other required documentation, and following the Effective Date of the Amalgamation, the Depositary will deliver to the undersigned a certificate(s) representing Victory Shares as payment for the Deposited Shares to which the undersigned is entitled under the Amalgamation, or hold such certificate(s) for pick-up in accordance with the instructions set out below, and the certificate(s) representing the Deposited Shares shall forthwith be cancelled.

The undersigned holder of Common Shares represents and warrants in favour of Independent and Victory that: (i) the undersigned is the registered holder of the Deposited Shares; (ii) such shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that, when the Consideration is paid, neither Independent nor Victory, nor any successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares, to any other person; (v) the surrender of the Deposited Shares complies with applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is accurate; and (vii) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 5:00 p.m. (Toronto Time) on the business day preceding the date of the Meeting or, if the Meeting is adjourned or postponed, on the business day preceding the date of the reconvened Meeting, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares. These representations and warranties shall survive the completion of the Amalgamation.

Except for any proxy deposited with respect to the vote on the Amalgamation Resolution in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Shares.

The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned instructs Victory and the Depositary to mail the certificate(s) representing the Victory Shares that the undersigned is entitled to under the terms of the Amalgamation promptly after the Effective Date, by first-class insured mail, postage prepaid, to the undersigned, or to hold such certificate(s) for pickup, in accordance with the instructions given below.

If the Amalgamation is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned forthwith to the undersigned at the address set out below in Block "A" (unless Block "B" has been completed) or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Independent.

It is understood that under no circumstances will interest accrue or be paid on the Consideration payable in respect of the Deposited Shares in connection with the Amalgamation.

By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned and each of you shall be deemed to have required that any contract in connection with the delivery of the Common Shares pursuant to the Amalgamation through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. *En raison de l'utilisation d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par ceci et son acceptation au moyen de la présente lettre d'envoi, de meme que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.*

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following blocks, as appropriate.

BLOCK A PAYMENT INSTRUCTIONS	BLOCK B DELIVERY INSTRUCTIONS
PLEASE ISSUE THE CERTIFICATE(S) REPRESENTING VICTORY SHARES IN THE NAME OF: *(Please print or type)*	UNLESS BLOCK C IS CHECKED, PLEASE MAIL THE CONSIDERATION TO: *(Please print or type)* ☐ Same as address in Block A or to:
(Name)	**(Name)**
(Street Address and Number)	**(Street Address and Number)**
(City and Province or State)	**(City and Province or State)**
(Country and Postal (or Zip) Code)	**(Country and Postal (or Zip) Code)**
(Telephone — Business Hours)	**(Telephone — Business Hours)**
(Social Insurance, Social Security Number or Tax Identification Number)	**(Social Insurance, Social Security Number or Tax Identification Number)**

BLOCK C SPECIAL PICK-UP INSTRUCTIONS
☐ PLEASE HOLD CERTIFICATE(S) FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY.

SHAREHOLDER SIGNATURE

By signing below, the undersigned expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 3 to this Letter of Transmittal, "Guarantee of Signatures"):	Dated: ________________________
________________________ Authorized Signature of Guarantor	________________________ Signature of Shareholder or Authorized Representative (see Instructions 2, 3 and 4 to this Letter of Transmittal, "Fiduciaries Representatives and Authorizations")
________________________ Name of Guarantor (Please print or type)	________________________ Signature of any joint holder
________________________ Address of Guarantor (Please print or type)	________________________ Name of Shareholder or Authorized Representative (Please print or type)
________________________ Telephone number (business hours) of Guarantor	________________________ Telephone number (business hours) of Shareholder or Authorized Representative

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) Shareholders should read the accompanying Notice of Special Meeting and Circular prior to completing this Letter of Transmittal.

(b) This Letter of Transmittal (or manually signed facsimile copy hereof) properly completed and duly executed as required by the instructions set forth below, together with accompanying certificate(s) representing the Deposited Shares and all other documents required must be received by the Depositary at its offices in Toronto, Ontario as specified on the back page of this Letter of Transmittal in a timely manner.

(c) The method of delivery of this Letter of Transmittal, the certificate(s) representing the Deposited Shares and all other required documents, is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents have been physically received by the Depositary at its office in Toronto, Ontario as specified herein. Independent recommends that such documents be delivered by hand to the Depositary, and a receipt be obtained therefor, or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. Shareholders whose Common Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing the Common Shares.

(d) Victory reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal.

2. Signatures

This Letter of Transmittal must be completed and executed by the holder of Common Shares or by such holder's duly authorized representative (in accordance with Instruction 4, "Fiduciaries, Representatives and Authorizations" below).

(a) If this Letter of Transmittal is executed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned or held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is executed by a person other than the registered owner(s) of the accompanying certificate(s) or if the certificate(s) representing Victory Shares are to be issued or delivered to a person other than the registered owner(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3, "Guarantee of Signatures", below.

3. Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Common Shares, if the certificate(s) representing Victory Shares are to be issued or delivered to a person other than such registered owner(s), such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Associations Medallion Program, a member of the Stock Exchange Medallion Program or a member of the New York Stock Exchange, Inc. Medallion Signature Program. Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such person's authority to act. Independent, Victory or the Depositary, at their discretion, may require additional evidence of such authority or any other additional documentation.

5. Delivery Instructions

All certificate(s) to be issued in exchange for the Deposited Shares will be issued in the name of the person indicated in Block "A" and delivered to the address indicated in Block "A" (unless Block "B" has been completed). If any certificate(s) are to be held for pick-up at the offices of the Depositary, complete Block "C". Any certificate(s) mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6. Lost Certificates

If a share certificate has been lost, mutilated, mislaid or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at its office in Toronto, Ontario listed herein. The Depositary will forward such letter to the transfer agent for the Common Shares so that the transfer agent may provide replacement requirements (which may include bonding requirements) for payment of the Consideration in accordance with the terms of the Amalgamation. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that the Depositary or the transfer agent for the Common Shares may contact you.

7. Return of Certificates

If the Amalgamation does not proceed for any reason, any certificate(s) for Common Shares received by the Depositary will be returned to you forthwith at the address set out above in Block "A" (unless Block "B" has been completed) or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Independent.

8. Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, www.computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

9. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Common Shares, additional certificate numbers and numbers of Common Shares may be included in a separate signed list affixed to this Letter of Transmittal.

(b) If Common Shares are registered in different forms (e.g. "Joe Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted and no fractional Victory Shares will be issued. Where the aggregate number of Victory Shares to be issued to a Shareholder as consideration under the Amalgamation would result in a fraction of a Victory Share being issuable, the number of Victory Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

(d) Additional copies of the Letter of Transmittal may be obtained from the Depositary at the address set out on the back of this Letter of Transmittal.

(e) The Depositary or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this Letter of Transmittal for addresses and telephone numbers).

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:

COMPUTERSHARE INVESTOR SERVICES INC.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Registered Mail, by Hand or by Courier

COMPUTERSHARE INVESTOR SERVICES INC.
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-564-6253
Local/Overseas: 1-514-982-7555
Email: corporateactions@computershare.com

Any questions and requests for assistance or additional copies of the Circular or the Letter of Transmittal may be directed by Shareholders to the Depositary at any of the telephone numbers and addresses set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

DOCUMENT 5

Independent Nickel Corp.
957 Cambrian Heights Drive
Suite 102
Sudbury ON P3C 5M6
(705) 521-8444
www.independentnickel.com

Independent Nickel Corp. Special Meeting of Shareholders

Sudbury, Ontario – November 25, 2008 – Independent Nickel Corp. (TSX:INI) ("Independent Nickel") today announced the mailing to shareholders of the management information circular and related materials in connection with the previously announced special meeting of its shareholders to be held on December 23, 2008.

The special meeting of shareholders has been called to consider and approve the amalgamation of Independent Nickel and 2190583 Ontario Ltd. ("Newco"), a wholly-owned subsidiary of Victory Nickel Inc. ("Victory"), which currently holds approximately 84% of the outstanding common shares in the capital of Independent Nickel ("Independent Nickel Shares"). The special meeting will be held on December 23, 2008 at 10:00 a.m. (Toronto time) at the offices of Macleod Dixon LLP, Toronto Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, Toronto, Ontario. The record date for determining the shareholders of Independent Nickel entitled to receive notice of the meeting is November 12, 2008. Full particulars of the proposed amalgamation are described in the meeting materials mailed to shareholders and filed on SEDAR.

The proposed amalgamation would result in Victory owning 100% of the common shares of the corporation resulting from the amalgamation of Independent Nickel and Newco ("Amalco"). Holders of Independent Nickel Shares on the effective date of the amalgamation, other than Newco and any dissenting shareholders, will receive 1.1 common shares of Victory for each Independent Nickel Share. This consideration is equal to the consideration provided under the take-over bid and offer to purchase made by Victory for all of the Independent Nickel Shares dated August 19, 2008, as amended.

Newco holds a sufficient number of Independent Nickel Shares to approve the amalgamation in accordance with applicable law. It is anticipated that the amalgamation will be effective January 1, 2009.

About Independent Nickel Corp.

Independent Nickel is currently a publicly traded (TSX:INI) Sudbury-based mining company engaged in the acquisition, exploration and development of mineral resource properties, primarily those with the potential for near-term production or exhibiting potential for hosting a major mineralized deposit. Following the amalgamation, an application will be made to delist the Independent Nickel Shares, following which they will no longer be publicly traded on any stock exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

Independent Nickel Corp.
Richard Murphy, President and CEO
Tel: (705) 521-8444
Email: info@independentnickel.com
Web: www.independentnickel.com

FORWARD-LOOKING STATEMENTS: This news release and the Offer Documents and the material incorporated by reference therein contain certain "forward-looking statements." All statements, other than statements of historical fact, that address activities, events or developments that Victory Nickel believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek," "anticipate," "believe," "plan," "estimate," "expect," and "intend" and statements that an event or result "may," "will," "can," "should," "could," or "might" occur or be achieved and other similar expressions. These forward-looking statements reflect the current expectations or beliefs of Victory Nickel based on information currently available to Victory Nickel. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of Victory Nickel to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on Victory Nickel. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to successfully complete the Offer, financings, capital and other costs varying significantly from estimates, production rates varying from estimates, changes in world copper, nickel and/or gold markets, changes in equity markets, uncertainties relating to the availability and costs of financing needed in the future, equipment failure, unexpected geological conditions, imprecision in resource estimates, success of future development initiatives, competition, operating performance of facilities, environmental and safety risks, delays in obtaining or failure to obtain necessary permits and approvals from government authorities, and other development and operating risks. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Victory Nickel disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although Victory Nickel believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. Because of the risks, uncertainties and assumptions inherent in forward-looking information, prospective investors, including holders of Independent Nickel Shares, in Victory Nickel's securities should not place undue reliance on forward-looking information.

This offer is being made for the securities of a Canadian issuer and by a Canadian issuer that is permitted to prepare the offer and circular in accordance with the disclosure requirements of Canada. U.S. shareholders should be aware that such requirements are different from those of the United States. The financial statements to be included or incorporated by reference in the Offer Documents will be prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Victory Nickel is incorporated under the laws of Ontario, Canada, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that some or all of the experts named in the Offer Documents may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of Victory Nickel and said persons may be located outside the United States.

U.S. Shareholders should be aware Victory Nickel may purchase securities otherwise than under the Offer, such as in the open market or in privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not Applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Victory Nickel Inc. has previously filed with the Securities and Exchange Commission (the "SEC"), an Irrevocable Consent and Power of Attorney on Form F-X.

Victory Nickel Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VICTORY NICKEL INC.

By: /s/ RENE GALIPEAU
Name: Rene Galipeau
Title: Chief Executive Officer

Date: November 26, 2008

END